UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMPAL-AMERICAN ISRAEL CORPORATION
(Exact name of registrant as specified in its charter)

New York	6799	13-0435685
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

111 Arlozorov Street
Tel Aviv, Israel 62098

(866) 447-8636
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)

Corporation Service Company
80 State Street
Albany, New York 12207
(518) 433-4740
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

Copies to:

Yoram Firon, Adv.	Kenneth L. Henderson, Esq.
Vice President-Investments and Corporate Affairs	Gary W. Wolff, Esq.
Ampal-American Israel Corporation	Bryan Cave LLP
111 Arlozorov Street	1290 Avenue of the Americas
Tel Aviv, Israel 62098	New York, New York 10104
(866) 447-8636	(212) 541-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee

6-1/2% Cumulative Convertible
Preferred Stock, par value $5.00 per share	501,227	(1)	$12.80	(2)	$6,415,706	(2)	$686.48

(1)	Represents the maximum number of shares of 6-1/2% Cumulative Convertible Preferred Stock to be outstanding upon approval of the amendment to the registrant’s Restated Certificate of Incorporation contemplated herein.

(2)	Estimated solely for the purpose of computing the amount of the registration fee required by Rule 457(f) of the Securities Act of 1933, as amended.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS AND PROXY STATEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS AND PROXY STATEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MARCH 29, 2006

AMPAL-AMERICAN ISRAEL CORPORATION

SPECIAL MEETING TO BE HELD ON [________], 2006

To Holders of our 6-1/2% Cumulative Convertible Preferred Stock:

        On behalf of the Board of Directors of Ampal-American Israel Corporation, we are pleased to deliver this prospectus and proxy statement and cordially invite you to attend the special meeting of shareholders of Ampal-American Israel Corporation to be held at the offices of Bryan Cave LLP, located at 1290 Avenue of the Americas, New York, New York, 10104, on [__________], 2006 at [___] a.m. local time.

        The special meeting is being called to consider and vote upon two proposed amendments to our Restated Certificate of Incorporation that will allow us to redeem the outstanding shares of our 4% Cumulative Convertible Preferred Stock and our 6-1/2% Cumulative Convertible Preferred Stock. The first proposed amendment, which relates to our 4% Cumulative Convertible Preferred Stock, is included as Annex A, and the second proposed amendment, which relates to our 6-1/2% Cumulative Convertible Preferred Stock, is included as Annex B to the enclosed prospectus and proxy statement. If both amendments are approved, we intend to redeem all outstanding shares of our 4% Cumulative Convertible Preferred Stock and our 6-1/2% Cumulative Convertible Preferred Stock.

        The redemption of our 4% Cumulative Convertible Preferred Stock and our 6-1/2% Cumulative Convertible Preferred Stock will provide us with the ability to list our Class A Stock on the Tel Aviv Stock Exchange. A company may not be listed on the Tel Aviv Stock Exchange if it has more than one class of stock. We believe listing our Class A Stock on the Tel Aviv Stock Exchange will have potential benefits for us and our shareholders, including providing us better access to the capital markets in Israel and increasing the trading volume of our Class A Stock, which may provide additional liquidity to our shareholders. If both the amendments are approved and we redeem our 4% Cumulative Convertible Preferred Stock and our 6-1/2% Cumulative Convertible Preferred Stock, we will be in a position to apply for the listing of our Class A Stock on the Tel Aviv Stock Exchange. In the event we do list our shares on the Tel Aviv Stock Exchange, our Class A Stock will continue to be listed on the NASDAQ National Market under the symbol “AMPL.”

        In addition to the potential benefits of listing our Class A Shares on the Tel Aviv Stock Exchange, we believe the redemption of our 4% Cumulative Convertible Preferred Stock and our 6-1/2% Cumulative Convertible Preferred Stock will simplify our capital structure and eliminate the administrative costs associated with the maintenance of multiple classes of stock.

        Currently, you have the option of converting each share of our 6-1/2% Cumulative Convertible Preferred Stock that you own into three shares of our Class A Stock. The 6-1/2% Cumulative Convertible Preferred Stock is currently not redeemable at our option, and we do not currently have the right to require conversion of the 6-1/2% Cumulative Convertible Preferred Stock into Class A Stock. The second proposed amendment to our Restated Certificate of Incorporation, if approved, will allow us to redeem, at our option and at any time, each share of our 6-1/2% Cumulative Convertible Preferred Stock in exchange for three shares of our Class A Stock and $4.09. Therefore, upon the exercise of our redemption right, you will receive the same number of shares of our Class A Stock you would have received upon the exercise of your conversion right plus an additional cash payment of $4.09 per share.

        If (but only if) the second proposed amendment is approved, we will make a $0.15 per share special cash voting payment to you for each share of our 6-1/2% Cumulative Convertible Preferred Stock that you vote in favor of the second proposed amendment. This special cash voting payment is payable whether or not we exercise our redemption right and is in addition to the redemption consideration of three shares of Class A Stock and $4.09 as described above. Information and instructions relating to the special cash voting payment are included in the enclosed prospectus and proxy statement. The special cash voting payment will only be paid to you if you vote in favor of the second proposed amendment and the second proposed amendment is approved. If you do not vote in favor of the second proposed amendment or the second proposed amendment is not approved, you will NOT receive the special cash voting payment with respect to your shares of 6-1/2% Cumulative Convertible Preferred Stock.

        Approval of the second proposed amendment requires the affirmative vote of a majority of the outstanding shares of 6-1/2% Cumulative Convertible Preferred Stock and the affirmative vote of the a majority of the outstanding shares of our Class A Stock, in each case present in person or by proxy at the special meeting and entitled to vote thereon. Y.M. Noy Investments Ltd., the holder of approximately 58.29% of the outstanding shares of our Class A Stock as of March 6, 2006, has advised us that it will vote in favor of both proposed amendments at the special meeting. We are soliciting your proxy to vote on the second proposed amendment pursuant to this prospectus and proxy statement. You are NOT entitled to vote on the first proposed amendment in your capacity as a holder of the 6-1/2% Cumulative Convertible Preferred Stock.

        This booklet includes the notice of the special meeting and the prospectus and proxy statement. You are encouraged to read the prospectus and proxy statement carefully. The prospectus and proxy statement provides information about us and describes the business to be transacted at the special meeting that you should know when voting your shares. THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS AND PROXY STATEMENT CONTAINS A DESCRIPTION OF THE RISKS THAT YOU SHOULD CONSIDER IN EVALUATING THE SECOND PROPOSED AMENDMENT.

        Your Board of Directors has unanimously approved the two proposed amendments and unanimously recommends that you vote “FOR” the approval of the second proposed amendment.

        YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly mail your enclosed proxy card in the postage-paid envelope provided. Should you prefer, you may vote by telephone or via the Internet by following the instructions on your proxy card. If you do not return your proxy card or vote by telephone or via the Internet or if you abstain from voting, it will have the same effect as a vote against the second proposed amendment. You may revoke your proxy at any time prior to the meeting and you may vote in person should you decide to attend the special meeting.

        On behalf of Ampal-American Israel Corporation, we look forward to seeing you at the special meeting and we thank you for your support.

Sincerely, JACK BIGIO President and Chief Executive Officer

        Shares of our Class A Stock are listed on the NASDAQ National Market under the symbol “AMPL,” shares of our 4% Cumulative Convertible Preferred Stock are quoted on the Pink Sheets Electronic Quotation service under the symbol “AMPLO.PK” and shares of our 6-1/2% Cumulative Convertible Preferred Stock are listed on the Nasdaq Small Cap Market under the symbol “AMPLP.”

        No person has been authorized to give any information or to make any representations other than those contained in this prospectus and proxy statement, and if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The prospectus and proxy statement is dated [______], 2006 and is first being mailed to holders of our 6-1/2% Cumulative Convertible Preferred Stock on [______], 2006.

AMPAL-AMERICAN ISRAEL CORPORATION
111 ARLOZOROV STREET
TEL AVIV, ISRAEL 62098

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [________], 2006

To Holders of our 6-1/2% Cumulative Convertible Preferred Stock:

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Ampal-American Israel Corporation, a New York corporation (“Ampal”), will be held at the offices of Bryan Cave LLP, located at 1290 Avenue of the Americas, New York, New York, 10104, on [_________ ], 2006, at [____] local time, for the following purposes:

(a)	To consider and vote upon a proposal to amend our Restated Certificate of Incorporation to provide that each share of our 4% Cumulative Convertible Preferred Stock be redeemable by us, at our option and at any time, in exchange for five shares of our Class A Stock and $2.58.

(b)	To consider and vote upon a proposal to amend our Restated Certificate of Incorporation to provide that each share of our 6-1/2% Cumulative Convertible Preferred Stock be redeemable by us, at our option and at any time, in exchange for three shares of our Class A Stock and $4.09.

(c)	To transact such other business as may properly come before said meeting or any adjournment or postponement of the special meeting and any matters incidental thereto.

        The Board of Directors of Ampal has fixed the close of business on [________], 2006 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Approval of the second proposed amendment requires the affirmative vote of a majority of the outstanding shares of our 6-1/2% Cumulative Convertible Preferred Stock and the affirmative vote of a majority of the outstanding shares of our Class A Stock, in each case in person or by proxy at the special meeting and entitled to vote thereon. Y.M. Noy Investments Ltd., the holder of approximately 58.29% of the outstanding shares of our Class A Stock as of March 6, 2006, has advised us that it will vote in favor of both proposed amendments at the special meeting.

        Holders of our 6-1/2% Cumulative Convertible Preferred Stock may vote on the second proposed amendment by proxy or may attend the special meeting and vote in person. We are soliciting proxies from holders of our 6-1/2% Cumulative Convertible Preferred Stock pursuant to the enclosed prospectus and proxy statement. Holders of our 6-1/2% Cumulative Convertible Preferred Stock do not have the right to vote on the first proposed amendment relating to our 4% Cumulative Convertible Preferred Stock.

        Your vote is very important. Holders of our 6-1/2% Cumulative Convertible Preferred Stock should complete, sign, date and promptly return their proxy card in the enclosed postage-paid envelope. Whether or not you plan to attend the special meeting, we urge you to cast your vote using the enclosed proxy card. For your convenience, you may vote by mail, or via the internet or telephone by following the instructions on your proxy card. If you do not return your proxy card or vote by telephone or via the Internet or if you abstain from voting, it will have the same effect as a vote against the second proposed amendment.

By Order of the Board of Directors, JACK BIGIO President and Chief Executive Officer

ANNEXES

ANNEX A	–	FORM OF FIRST AMENDMENT TO CERTIFICATE OF INCORPORATION OF AMPAL-AMERICAN ISRAEL CORPORATION

ANNEX B	–	FORM OF SECOND AMENDMENT TO CERTIFICATE OF INCORPORATION OF AMPAL-AMERICAN ISRAEL CORPORATION

ANNEX C	–	OPINION OF DUFF & PHELPS LLC

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act of 1934, as amended. You may read and copy these reports and other information filed by us at the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov or at our web site at http://www.ampal.com.

        This prospectus and proxy statement incorporates important business and financial information about Ampal that is not included in or delivered with the document. You may request copies of these documents from us, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus and proxy statement. Shareholders may obtain documents incorporated by reference in this prospectus and proxy statement by requesting them in writing or by telephone at the following address or telephone number:

111 Arlozorov Street,
Tel Aviv, Israel 62098
Attn: Yoram Firon, Vice President-Investments and Corporate Affairs
(866) 447-8636

        We have enclosed with this prospectus and proxy statement a copy our annual report on Form 10-K for the fiscal year ended December 31, 2005.

        In order to receive timely delivery of requested documents in advance of the special meeting, you should make a request for documents no later than [_____], 2006.

        Unless the context otherwise requires, all references in this prospectus and proxy statement to “Ampal,” “Company,” “us,” “we,” and “our” refer to Ampal-American Israel Corporation and its consolidated subsidiaries. All references to our “Class A Stock” refer to our Class A Stock, par value $1.00 per share, all references to “4% preferred stock” refer to our 4% Cumulative Convertible Preferred Stock, all references to “6-1/2% preferred stock” refer to our 6-1/2% Cumulative Convertible Preferred Stock and all references to “preferred stock” refer collectively to our 4% preferred stock and our 6-1/2% preferred stock. All references to our “certificate of incorporation” refer to our Restated Certificate of Incorporation. All references to “Tel Aviv Stock Exchange” or “TASE” are to the Tel Aviv Stock Exchange Ltd. All references to “dollars” or “$” are to United States dollars.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED AMENDMENTS

        The following are some questions regarding the proposed amendments to our certificate of incorporation and the answers to those questions. We urge you to read carefully the remainder of this prospectus and proxy statement because the information in this section is not complete. Additional important information is contained in the remainder of this prospectus and proxy statement.

Q:     Why is the special meeting being called?

        The special meeting is being called to obtain shareholder approval for two proposed amendments to our certificate of incorporation, which will allow us to redeem our preferred stock. See “Background and Reasons for the Proposed Amendments” beginning on page 14.

        The redemption of our 4% preferred stock and our 6-1/2% preferred stock will provide us with the ability to list our Class A Stock on the Tel Aviv Stock Exchange. A company may not be listed on the Tel Aviv Stock Exchange if it has more than one class of stock. We believe listing our Class A Stock on the Tel Aviv Stock Exchange will have potential benefits for us and our shareholders, including providing us better access to the capital markets in Israel and increasing the trading volume of our Class A Stock, which may provide additional liquidity to our shareholders. If both the amendments are approved and we redeem our 4% preferred stock and our 6-1/2% preferred stock, we will be in a position to apply for the listing of our Class A Stock on the Tel Aviv Stock Exchange. In the event we do list our shares on the Tel Aviv Stock Exchange, our Class A Stock will continue to be listed on the NASDAQ National Market under the symbol “AMPL.”

        In addition to the potential benefits of listing our Class A Shares on the Tel Aviv Stock Exchange, we believe the redemption of our preferred stock will simplify our capital structure and eliminate administrative costs associated with the maintenance of multiple classes of stock.

Q:     How will the second proposed amendment affect me?

        Currently, you have the option of converting each share of our 6-1/2% preferred stock that you own into three shares of our Class A Stock. The 6-1/2% preferred stock is currently not redeemable at our option, and we do not currently have the right to require conversion of the 6-1/2% preferred stock into Class A Stock. The second proposed amendment to our certificate of incorporation, if approved, will allow us to redeem, at our option and at any time, each share of our 6-1/2% preferred stock in exchange for three shares of our Class A Stock and $4.09. Therefore, upon the exercise of our redemption right, you will receive the same number of shares of our Class A Stock you would have received upon the exercise of your conversion right plus an additional cash payment of $4.09 per share. See “The Proposed Amendments and the Special Cash Voting Payment” beginning on page 15.

        If we exercise our redemption right, you will no longer be a holder of our 6-1/2% preferred stock but will be a holder of our Class A Stock. Accordingly, you will continue to hold an economic interest in the company and therefore will participate in any future earnings and growth that the company may have.

Q:     What are the material differences between Ampal's 6-1/2% preferred stock and Ampal's Class A Stock?

        As a holder of our 6-1/2% preferred stock, you are entitled to a cumulative 6-1/2% dividend per year before payment of any dividends on our Class A Stock. Historically, dividends on our 6-1/2% preferred stock have been paid annually and dividends have not been paid on our Class A Stock since 1995 and only sporadically prior to that time. Holders of our Class A Stock are only entitled to receive dividends as and when declared by our board of directors.

        As a holder of our 6-1/2% preferred stock, you are also entitled to a preference over our Class A Stock on liquidation of Ampal. You are not generally entitled to vote, except as otherwise provided by our certificate of incorporation or by law. Holders of our Class A Stock have one vote per share on all matters requiring shareholder approval. See “Material Differences Between Our 6-1/2% Preferred Stock and Our Class A Stock” beginning on page 20.

Q:     Do holders of Ampal's 6-1/2% preferred stock ever exercise their right to convert their shares into shares of Ampal’s Class A Stock?

        Yes. Holders regularly choose to convert their shares of 6-1/2% preferred stock into five shares of our Class A Stock. In 2005, holders converted 20,796 shares of our 6-1/2% preferred stock. In 2003 and 2004, holders of our 6-1/2% preferred shares converted 9,070 and 35,161 shares, respectively.

Q:     What is the average trading volume of Ampal’s Class A Stock?

         The average daily trading volume of our Class A Stock was 19,420, during the three month period ended March 24, 2006.

Q:     What is the special cash voting payment and what do I need to do to receive it?

        The special cash voting payment is a payment of $0.15 per share for every share of our 6-1/2% preferred stock that you vote in favor of the second proposed amendment, if the second proposed amendment is approved at the special meeting. Holders of our 4% preferred stock who vote in favor of the first proposed amendment will also receive a special cash voting payment of $0.15 per share for every share of our 4% preferred stock that they vote in favor of the first proposed amendment, if the first proposed amendment is approved at the special meeting. See “The Proposed Amendments and the Special Cash Voting Payment – Special Cash Voting Payment” beginning on page 16.

Q:     How will I receive the special cash voting payment?

        If the second proposed amendment is approved, any holder of our 6-1/2% preferred stock that voted in favor of the second proposed amendment and is entitled to receive the special cash payment will receive, depending on how they hold their shares either: (a) a check to be sent to them directly from the depositary, as soon as practicable or, (b) payment deposited with their bank/broker equal to the amount of the special voting payment they are entitled to. For more information regarding payment of the special voting payment, please contact our proxy solicitor, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (collect) or via email at proxy@mackenziepartners.com.

Q:     What are the consequences if I do not vote in favor of the second proposed amendment and it is approved?

        If you do not vote in favor of the second proposed amendment, you will not be eligible to receive the special cash voting payment even though the second proposed amendment, if approved, will be binding upon you. You will, however, be entitled to receive the same consideration upon our exercise of our redemption right as all other holders of our 6-1/2% preferred stock received. If Ampal exercises the redemption right, as currently contemplated, you will not be able to continue to hold your shares of our 6-1/2% preferred stock. See “The Proposed Amendments and the Special Cash Voting Payment – Special Cash Voting Payment” beginning on page 16.

Q:     What is the effect of both proposed amendments being approved?

        If both proposed amendments are approved, we intend to promptly redeem all of our preferred stock. After the redemption, you will become a holder of our Class A Stock and will be entitled to receive the cash portion of the redemption consideration. If you voted for the second proposed amendment, and the second proposed amendment is approved, you will also be entitled to receive the special cash voting payment of $0.15 per share of our 6-1/2% preferred stock that you vote in favor of the second proposed amendment. Additionally, following the redemption of both classes of our preferred stock, we intend to apply for listing of our Class A Stock on the Tel Aviv Stock Exchange. See “The Proposed Amendments and the Special Cash Voting Payment – Effects of the Proposed Amendments” beginning on page 15.

Q:     What is the effect of only one of the proposed amendments being approved?

        If only one of the proposed amendments is approved, we intend to redeem the applicable class of our preferred stock but we will not be able to apply for listing of our Class A Stock on the Tel Aviv Stock Exchange. See “The Proposed Amendments and the Special Cash Voting Payment – Effects of the Proposed Amendments” beginning on page 15 and “Risk Factors” beginning on page 9.

Q:     What are the material United States federal income tax consequences from the second proposed amendment?

        You should not recognize any gain or loss solely as a result of the adoption of the second proposed amendment. However, United States persons (as described in the section entitled “Material Federal Income Tax Consequences” beginning on page 21) should recognize ordinary income (and not dividend income or capital gain) upon receipt of the special cash voting payment. In addition, United States persons should not recognize any gain or loss upon redemption of our 6-1/2% preferred stock to the extent our Class A Stock is received in such redemption, except taxable gain may be recognized to the extent cash is paid in redemption of our 6-1/2% preferred stock. This summary is subject to, and qualified in its entirety by, the tax discussion entitled “Material Federal Income Tax Consequences” beginning on page 21.

Q:     Are there any regulatory requirements that must be complied with to effect the amendments and the redemption?

        To effect the amendments, we will be required to file certificates of amendment to our certificate of incorporation with the New York Secretary of State.

Q:     Am I entitled to dissenters’ rights?

        No. Under New York law and our governing documents, you are not entitled to dissenters’ rights to seek appraisal of your shares in connection with the proposed amendments. See “The Proposed Amendments and the Special Cash Voting Payment – The Second Proposed Amendment” beginning on page 15.

Q:    Will I receive accrued and unpaid dividends with respect to shares which are redeemed by Ampal in exchange for Class A Stock and cash?

        No. You will not be paid any accrued and unpaid dividends for the current year if we redeem your 6-1/2% preferred stock. Were you to convert your 6-1/2% preferred stock into Class A Stock today, you would not be paid any accrued and unpaid dividends. The cash payment of $4.09 per share that you will receive if Ampal exercises its redemption is intended to compensate you for the loss of the dividends. See “The Proposed Amendments and the Special Cash Voting Payment – The Second Proposed Amendment” beginning on page 15.

Q:     Will Ampal pay dividends on our Class A Stock in the future?

        We currently have no plans to pay dividends on our Class A Stock.

Q:    Does Ampal have the financial resources to pay the special cash voting payment and the cash redemption consideration?

        Yes. If both amendments are approved and all holders of our preferred stock vote in favor of the proposed amendments, we would be required to make special cash voting payments to holders of our preferred stock in the aggregate amount of $91,728. In addition, if both proposed amendments are approved and we exercise our redemption rights, we would be required pay the cash portion of the redemption consideration to holders of our preferred stock which would total a maximum aggregate amount of $2,334,582. As of December 31, 2005, we had cash and marketable securities of approximately $62.89 million. The cash portion of the redemption consideration and the special cash voting payment will be financed by our own internal resources. Neither the cash portion of the redemption consideration nor the special cash voting payment is subject to any financing contingency. See “The Proposed Amendments and the Special Cash Voting Payment – Financing Resources” beginning on page 16.

Q:     What are the costs associated with listing on the Tel Aviv Stock Exchange?

        There are no fees to be paid to the TASE and the Israel Securities Commission upon the listing and during the first year of the listing. Beginning at the commencement of the second year of listing, under current TASE and Israel Securities Commission regulation, Ampal would be required to pay an annual fee of approximately $3,200 to the TASE and $11,300 to the Israel Securities Commission.

Q:     If Ampal’s Class A Shares become listed on the Tel Aviv Stock Exchange, will its Class A Stock continue to trade on the Nasdaq National Market?

        Yes. In the event we list our Class A Stock on the TASE, our Class A Stock will continue to be listed on the Nasdaq National Market under the symbol “AMPL.”

Q:     If Ampal’s Class A Shares become listed on the Tel Aviv Stock Exchange, will the Company remain subject to regulation by United States securities laws?

        Yes. We will continue to be subject to compliance with U.S. securities laws and other rules promulgated by the SEC.

Q:     When and where is the special meeting?

        The special meeting will be held on [_____________], 2006, at [____], eastern time, at the offices of Bryan Cave LLP, located at 1290 Avenue of the Americas, New York, New York, 10104. See “The Special Meeting – Date, Time and Place of the Special Meeting” beginning on page 17.

Q:     Who is entitled to vote on the second proposed amendment at the special meeting?

        Holders of record of our 6-1/2% preferred stock and holders of record of our Class A Stock on [___________], 2006, the record date for the special meeting, are entitled to vote on the second proposed amendment at the special meeting. See “The Special Meeting – Record Date” beginning on page 17 and “The Special Meeting – Voting Rights and Procedures” beginning on page 18.

Q:     What vote is required to approve the second proposed amendment?

        The affirmative vote of a majority of the outstanding shares of our 6-1/2% preferred stock and a majority of the outstanding shares of our Class A Stock at the special meeting of shareholders, in person or by proxy, is required to approve the second proposed amendment. See “The Special Meeting – Vote Required” beginning on page 18.

Q:     How many votes does each shareholder have on the second proposed amendment?

        Holders of our 6-1/2% preferred stock and holders of our Class A Stock are entitled to one vote per share on the second proposed amendment at the special meeting. See “The Special Meeting – Voting Rights and Procedures” beginning on page 18.

Q:     Can I abstain?

        Yes, however, abstentions and “broker non-votes” (i.e., shares held by a broker or nominee which are represented at the meeting, but with respect to which the broker or nominee is not empowered to vote on a particular matter) will be counted for purposes of determining a quorum but will not have any effect on the approval of the proposed amendments. Abstentions and broker non-votes will not be counted as votes cast for or against any other matter which may properly come before and be voted upon at the meeting.

Q:     Who are the principal shareholders and how will they vote?

        As of March 6, 2006, Y.M. Noy Investments Ltd. was the holder of approximately 11,750,132 of the outstanding shares of our Class A Stock, constituting approximately 58.29% of our Class A Stock. Y.M. Noy Investments Ltd. has advised us that it will vote in favor of both proposed amendments at the special meeting. See “The Special Meeting – Vote Required” beginning on page 18. Yosef A. Maiman, the Chairman of our board of directors, owns 100% of the economic shares and one-third of the voting shares of Y.M. Noy Investments Ltd. Neither Y.M. Noy Investments Ltd. nor Mr. Maiman owns any of our preferred stock.

Q:     What is the recommendation of the Board of Directors regarding the proposed amendments?

        Your board of directors believes the proposed amendments are in Ampal’s best interests and in the best interests of our shareholders and is requesting that all shareholders vote in favor of the proposed amendments. You must make your own investment decision with respect to the second proposed amendment. See “The Proposed Amendments and the Special Cash Voting Payment – The Second Proposed Amendment” beginning on page 15.

Q:     Did the Board of Directors receive a fairness opinion regarding the redemption consideration?

        Yes. Your Board was advised and assisted by Duff & Phelps, LLC in determining the redemption consideration. Duff & Phelps, LLC was retained by us to express its opinion regarding the fairness of the redemption consideration, from a financial point of view, to holders of our preferred stock and our Class A Stock. Duff & Phelps, LLC has delivered to our board of directors its written opinion concluding that, as of the date of such opinion and based on the assumptions made, procedures followed and matters considered as set forth in the opinion, the redemption consideration is fair to the holders of our preferred stock and our Class A Stock, from a financial point of view. Duff & Phelps, LLC made no recommendation as to whether you should vote for the second proposed amendment. The opinion of Duff & Phelps, LLC is attached hereto as Annex C.

Q.     How was the cash portion of the per share redemption consideration determined?

     The cash portion of the per share redemption consideration was determined by converting the dividends which would have been paid during the life of the preferred stock and the value of the liquidation preference associated with such shares at maturity to their present value equivalents. These amounts, when combined, equal the cash portion of the redemption consideration. The rate of return used in calculating the present value equivalents was 8% per year.

Q:    How many shares of our 4% preferred stock, 6½% preferred stock and our Class A Stock are outstanding and what is the market price for each?

        As of March 6, 2006 there were 20,157,772 outstanding shares of our Class A Stock. The closing market price of our Class A Stock was $4.35 as of March 24, 2006. As of March 6, 2006 there were 110,296 outstanding shares of our 4% preferred stock and the closing market price as of March 24, 2006 of our 4% preferred stock was $18.00. As of March 6, 2006, there were 501,227 outstanding shares of our 6-1/2% preferred stock and the closing market price as of March 24, 2006 of our 6-1/2% preferred stock was $12.80. If both amendments are approved and we exercise our redemption rights, there will be approximately 22,212,933 outstanding shares of our Class A Stock. See “Material Differences Between Our 6-1/2% Preferred Stock and Our Class A Stock” beginning on page 20.

Q:     How do I cast my vote with respect to the second proposed amendment?

        There are several ways that you may cast your vote with respect to the second proposed amendment. You may vote by proxy by completing, signing, dating and promptly mailing the proxy card in the postage-paid envelope before the special meeting. You may also cast your vote by telephone or via the Internet in accordance with the instructions on the enclosed proxy card. You may also attend the special meeting and vote your shares in person. If you sign the enclosed proxy card but do not mark your vote, it will have the same effect as voting for the second proposed amendment. See “The Special Meeting – Voting Rights and Procedures” beginning on page 18.

Q:     If my shares are held in "street name" by my broker, will my broker vote my shares for me?

        Your broker will not be able to vote your shares of our 6-1/2% preferred stock without instructions from you. You should instruct your broker to vote your shares of our 6-1/2% preferred stock, following the procedures provided by your broker. See “The Special Meeting – Voting Rights and Procedures” beginning on page 18 .

Q:     May I change my vote if I vote by proxy?

        Yes. If you vote by proxy, you may change your vote at any time before the vote is taken at the special meeting. You can do this in one of four ways. First, you can send a written notice to the solicitation agent stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card to the solicitation agent by mail. Third, you can vote by telephone or the Internet at a later date. Fourth, you can attend the special meeting and vote in person. Your attendance at the special meeting will not alone revoke your proxy. If you have instructed a broker, bank or other nominee who is the record holder of your shares of our 6-1/2% preferred stock to vote your shares of our 6-1/2% preferred stock at the special meeting, you must follow directions received from your broker, bank or nominee to change those instructions. See “The Special Meeting – Revocation of Proxies” beginning on page 18.

Q:     What happens if I sell or convert my shares before the record date for the special meeting?

        The record date for the special meeting is earlier than the expected redemption date of our preferred stock. If you sell your shares or convert them prior to the record date for the special meeting, you will not have the right to vote at the special meeting as a holder of our 6-1/2% preferred shares. Furthermore, you will not be eligible to receive either the cash payment of $4.09 per share of 6-1/2% preferred stock that you own or the $0.15 special cash voting payment per share of our 6-1/2% preferred stock.

Q:     What happens if I sell my shares after the record date but before the special meeting?

        The record date for the special meeting is earlier than the expected redemption date of our preferred stock. If you hold shares of our 6-1/2% preferred stock on the record date for the special meeting but sell your shares of our 6-1/2% preferred stock before the special meeting, you will retain the right to vote at the special meeting, but the person who is the record holder on the record date fixed for the redemption shall have the right to receive the cash payment of $4.09 per share of 6-1/2% preferred stock that you sell after the record date for the special meeting. You will, however, retain the right to receive the special cash voting payment if you voted in favor of the second proposed amendment and it is approved at the special meeting. See “The Special Meeting – Record Date” beginning on page 17.

Q:     What happens if I convert my shares after the record date but before the special meeting?

        The record date for the special meeting is earlier than the expected date of the redemption of our preferred stock. If you own shares of our 6-1/2% preferred stock on the record date for the special meeting but subsequently convert your shares of our 6-1/2% preferred stock before the special meeting, you will retain the right to vote at the special meeting, but will lose the right to receive the cash payment of $4.09 per share of 6-1/2% preferred stock that you own. You will, however, retain the right to receive the special cash voting payment if you voted in favor of the second proposed amendment and it is approved at the special meeting. See “The Special Meeting – Record Date” beginning on page 17.

Q:     Can the special meeting be adjourned or postponed?

        Yes. The special meeting may be adjourned or postponed at any time. See “The Special Meeting – Adjournments and Postponements” beginning on page 19.

Q:     Should I send in my stock certificates now?

        No. If you hold certificates representing shares of our 6-1/2% preferred stock, after the second proposed amendment is approved and we exercise our redemption right, you will receive detailed written instructions on how to receive the redemption consideration in exchange for your shares of our 6-1/2% preferred stock. See “The Special Meeting – Exchanging Stock Certificates” beginning on page 19.

Q:     Who will bear the cost of this prospectus and proxy statement and the proxy solicitation?

        Ampal will bear the entire cost of this prospectus and proxy statement and the solicitation of proxies, including preparation, assembly, printing and mailing of this prospectus and proxy statement, proxy card and any additional information furnished to shareholders. See “The Special Meeting – Fees and Expenses” beginning on page 19.

Q:     Who can help answer my questions about the proposed amendments?

        Questions and requests for assistance may be directed to MacKenzie Partners, our solicitation agent, at its address and telephone number set forth on the back cover of this prospectus and proxy statement. Requests for additional copies of this prospectus and proxy statement and proxy card may also be directed to MacKenzie Partners, Inc. See “Where You Can Find More Information” beginning on page 24.

Q:     What is the nature of Ampal’s business?

        We primarily acquire interests in businesses located in the State of Israel or that are Israel-related. Our investment focus is principally on companies or ventures where we can exercise significant influence, on our own or with investment partners, and use our management experience to enhance those investments. An important objective of ours is to seek investments in companies that operate in Israel initially and then expand abroad. In determining whether to acquire an interest in a specific company, we consider quality of management, potential return on investment, growth potential, projected cash flow, investment size and financing, and reputable investment partners. Our strategy is to invest opportunistically in undervalued assets with an emphasis on the following sectors: energy, real estate and project development, leisure time and high technology. We believe that past experience, current opportunities and a deep understanding of the above-referenced sectors both domestically in Israel and internationally will allow us to bring high returns to our shareholders. We emphasize investments which have long-term growth potential over investments which yield short-term returns.

Q:     Where are Ampal’s corporate headquarters?

        Our corporate headquarters are in Israel and are located at 111 Arlozorov Street, Tel Aviv, Israel 62098. The U.S. telephone number of our corporate headquarters is (866) 447-8636.

Q:     Where can I find more information about Ampal?

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act of 1934, as amended. You may read and copy these reports and other information filed by us at the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov or at our web site at http://www.ampal.com.

        You may also request copies of these documents from us, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus and proxy statement. Shareholders may obtain documents incorporated by reference in this prospectus and proxy statement by requesting them in writing or by telephone at the following address or telephone number of Ampal:

111 Arlozorov Street
Tel Aviv, Israel 62098
Attn: Yoram Firon, Vice President -
Investments and Corporate Affairs
(866) 447-8636

        We have enclosed with this prospectus and proxy statement a copy our annual report on Form 10-K for the fiscal year ended December 31, 2005.

        You can find more information about us from various sources described under “Where You Can Find More Information” beginning on page 24.

RISK FACTORS

IN CONSIDERING WHETHER TO VOTE IN FAVOR OF THE SECOND PROPOSED AMENDMENT, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND PROXY STATEMENT.

Risk Factors Related to the Second Proposed Amendment and the Subsequent Redemption of Our 6-1/2%
Preferred Stock

If we redeem the 6-1/2% preferred stock, you will lose the preferential rights associated with your 6-1/2% preferred stock.

        Our 6-1/2% preferred stock provides for a cumulative annual preferred dividend of $0.33 per share. In contrast, our Class A Stock may receive dividends, at the election of the board of directors, only after the dividends payable on both classes of our preferred stock have been fully paid. We have not paid dividends on our Class A Stock since 1995 and did so only sporadically prior to that time. Holders of our preferred stock will also lose their priority over holders of our Class A Stock upon a liquidation of Ampal.

Your investment in our Class A Stock will involve a higher degree of risk than your investment in our 6-1/2% preferred stock.

        Our Class A Stock generally provides less protection than our preferred stock against the risks associated with Ampal and our business and, accordingly, your investment in our Class A Stock could involve a higher degree of risk than your investment in our 6-1/2% preferred stock. Our Class A Stock has no liquidation preference and is subordinate to our preferred stock as well as claims of all of our creditors. In the event of the bankruptcy, liquidation or reorganization of Ampal, our assets will be available to make distributions in respect of our Class A Stock only after claims of all of our creditors have been paid in full and the liquidation preference, plus an amount equal to accrued and unpaid dividends, has been paid to all holders of our preferred stock (to the extent that any of our preferred stock remains outstanding). Accordingly, in such event, sufficient assets may not exist to pay any claims of holders of Class A Stock. Therefore, if we redeem our 6-1/2% preferred stock and not our 4% preferred stock, the claims of holders of our 4% preferred stock will be senior to you, as a holder of our Class A Stock.

A failure to list our Class A Stock on the Tel Aviv Stock Exchange may frustrate our hope to increase the liquidity, trading volume, and value of our Class A Stock.

        A company may not be listed on the TASE if it has more than one class of stock. If we are unable to redeem both classes of our preferred stock, we will be unable to list our Class A Stock on the TASE, frustrating the goal of increasing liquidity. Furthermore, although our board of directors does not foresee any substantial impediments to our plan to list our Class A Stock on the TASE, there is no guaranty that the TASE would allow the listing. In addition, while we intend to promptly exercise our redemption rights and apply for listing of our Class A Stock on the TASE if we obtain the approval of our shareholders to both of the proposed amendments, our board of directors may subsequently determine that it is not in our best interest to list our Class A Stock on the TASE.

The trading price of our Class A Stock may decline.

        As of March 6, 2006 there were approximately 20,157,772 shares of our Class A Stock outstanding. In the event that the first proposed amendment is approved and we exercise our redemption right, among other things, 551,480 shares of our Class A Stock will be issued in exchange for the outstanding shares of our 4% preferred stock. In the event that the second proposed amendment is approved and we exercise our redemption right, among other things, 1,503,681 shares of our Class A Stock will be issued in exchange for the outstanding shares of our 6-1/2% preferred stock. If either or both proposed amendments are approved, we intend to promptly redeem all of our redeemable preferred stock. In addition, holders of our 4% preferred stock currently have the right to convert, at their option and at any time, each share of our 4% preferred stock into five shares of our Class A Stock, and holders of our 6-1/2% preferred stock currently have the right to convert, at their option and at any time, each share of our 6-1/2% preferred stock into three shares of our Class A Stock. The issue or expected issuance of a large number of shares of our Class A Stock (including upon our exercise of our redemption rights or upon the holders’ exercise of their conversion rights) at any time after the date of this prospectus and proxy statement could negatively affect the trading price of our Class A Stock. The trading price of our Class A Stock will likely be different on the date that we exercise our redemption right than on the date you vote with respect to the second proposed amendment because of ordinary trading fluctuations as well as changes in our business, operations or prospects, market reactions to the proposed amendments and the subsequent redemption, possible other acquisitions or dispositions by us, and general market and economic conditions and other factors.

If our Class A Stock is listed on both the Tel Aviv Stock Exchange and the Nasdaq National Market, there could be increased volatility in the trading price of the Class A Stock.

        If our Class A Stock is listed on the TASE and continues to be listed on the Nasdaq National Market, there could be increased volatility in the trading price of our Class A Stock due to the exposure to it of market forces from both exchanges.

As a result of the approval of either or both proposed amendments and the subsequent redemption of either or both classes of our preferred stock, our Class A Stock will experience immediate dilution to its equity and voting interests.

        If the first proposed amendment is approved, we could issue as many as 551,480 shares of our Class A Stock to the holders of our 4% preferred stock upon our exercise of our redemption right. If the second proposed amendment is approved, we could issue as many as 1,503,681 shares of our Class A Stock to the holders of our 6-1/2% preferred stock upon exercise of our redemption right. Accordingly, the approval of either or both of the proposed amendments and the subsequent redemption of either or both classes of our preferred stock will have the effect of substantially reducing the percentage of equity and voting interest held by each of the current holders of our Class A Stock and increasing the number of outstanding shares of our Class A Stock.

United States persons who are holders of our 6-1/2% preferred stock may recognize gain if we exercise our redemption right.

        For some United States persons (as described in the section entitled “Material Federal Income Tax Consequences” beginning on page 21) with a low basis in their shares of our 6-1/2% preferred stock, the redemption may trigger taxable gain recognition for United States federal income tax purposes with respect to the cash paid in such redemption. See “Material Federal Income Tax Consequences” beginning on page 21.

Risk Factors Related to Ampal

Because most of the companies in which we invest conduct their principal operations in Israel, we may be adversely affected by the economic, political, social and military conditions in the Middle East.

        Most of the companies in which we directly or indirectly invest conduct their principal operations in Israel. We may, therefore, be directly affected by economic, political, social and military conditions in the Middle East, including Israel’s relationship with the Palestinian Authority and Arab countries. In addition, many of the companies in which we invest are dependent upon materials imported from outside of Israel. We also have interests in companies that export significant amounts of products from Israel. Our 2% stake in East Mediterranean Gas Company, an Egyptian joint stock company, represents a substantial portion of our investment portfolio and may be particularly sensitive to conditions in the Middle East. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States. Any such effects may impact our value and the value of our investee companies.

The SEC may re-examine, suspend or modify our exemption from the Investment Company Act of 1940, as amended.

        In 1947, the SEC granted us an exemption from the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to an exemptive order. The exemptive order was granted based upon the nature of our operations, the purposes for which we were organized, which have not changed, and the interest of purchasers of our securities in the economic development of Israel. There can be no assurance that the SEC will not re-examine the exemptive order and revoke, suspend or modify it. A revocation, suspension or material modification of the exemptive order could materially and adversely affect us unless we were able to obtain other appropriate exemptive relief. In the event that we become subject to the provisions of the 1940 Act, we could be required, among other matters, to make changes, which might be material, to our management, capital structure and methods of operation, including our dealings with principal shareholders and their related companies.

As most of our investee companies conduct business outside of the United States, we are exposed to foreign currency and other risks.

        We are subject to the risks of doing business outside the U.S., including, among other risks, foreign currency exchange rate risks, changes in interest rates, equity price changes of our investee companies, import restrictions, anti-dumping investigations, political or labor disturbances, expropriation and acts of war. No assurances can be given that we will be protected from future changes in foreign currency exchange rates that may impact our financial condition or performance.

        Foreign securities or illiquid securities in our portfolio involve higher risk and may subject us to higher price volatility. Investing in securities of foreign issuers involves risks not associated with U.S. investments, including settlement risks, currency fluctuations, local withholding and other taxes, different financial reporting practices and regulatory standards, high costs of trading, changes in political conditions, expropriation, investment and repatriation restrictions, and settlement and custody risks.

The loss of key executives could cause our business to suffer.

        Yosef A. Maiman, our Chairman, and other key executives have been key to the success of our business to date. The loss or retirement of such key executives could adversely affect us.

Y.M. Noy Investments Ltd.‘s control of us could discourage attempts to acquire us.

        Y.M. Noy Investments Ltd., an Israeli company, held approximately 58.29% of the voting power of our Class A Stock as of March 6, 2006. Yosef A. Maiman, the Chairman of our board of directors, owns 100% of the economic shares and one-third of the voting shares of Y.M. Noy Investments Ltd. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Y.M. Noy Investments Ltd. (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). By virtue of its ownership of Ampal, Y.M. Noy Investments Ltd. is able to control our affairs and to influence the election of the members of our board of directors. Y.M. Noy Investments Ltd. also has the ability to prevent or cause a change in control of Ampal.

Because we are a “controlled company,” we are exempt from complying with certain Nasdaq listing standards.

        Because Y.M. Noy Investments Ltd. owns more than 50% of our voting power, we are deemed to be a “controlled company” under the rules of the Nasdaq National Market. As a result, we are exempt from the Nasdaq rules that require listed companies to have (i) a majority of independent directors on the board of directors, (ii) a compensation committee and nominating committee composed solely of independent directors, (iii) the compensation of executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors and (iv) a majority of the independent directors or a nominating committee composed solely of independent directors elect or recommend director nominees for selection by the board of directors. Accordingly, our directors who hold management positions or who are otherwise not independent have greater influence over our business and affairs.

Our activities could be restricted as a result of agreements between our controlling shareholder and its lender.

        Based upon statements of beneficial ownership filed with the SEC by Y.M. Noy Investments Ltd., Yosef A. Maiman, Ohad Maiman and Noa Maiman, the repayment of the borrowed funds used to finance Y.M. Noy Investments Ltd.‘s acquisition of a controlling interest in us, consisting of 11,750,132 shares of our Class A Stock, was principally financed by Bank Leumi Le-Israel B.M. According to the statements of beneficial ownership, the repayment of the borrowings are guaranteed by a personal guarantee by Mr. Maiman and secured by Y.M. Noy Investment Ltd.‘s pledge of such shares of our Class A Stock to the bank.

        The statements of beneficial ownership report that the pledge agreement with the bank includes restrictions on Y.M. Noy Investments Ltd.‘s voting rights and grants the bank certain voting rights with respect to the pledged shares, and that its credit agreement with the bank requires Y.M. Noy Investments Ltd. to maintain a controlling interest in us for so long as any amounts remain outstanding pursuant to the credit facilities. The statements of beneficial ownership also report that Y.M. Noy Investments Ltd. agreed that it will cause us to not issue any shares of our Class A Stock or options to acquire shares of our Class A Stock, except for employee stock options to our employees, consultants and directors and provided that Y.M. Noy Investments Ltd. owns at least 50.1% of Ampal. In addition, the statements of beneficial ownership reported that Y.M. Noy Investments Ltd. has agreed, unless it has received the prior consent of the bank and until the borrowings have been repaid in full, to cause us to refrain from making any decisions with regard to our winding-up, change in corporate structure, reorganization or merger. The statements of beneficial ownership also reported that Y.M. Noy Investments Ltd. has agreed, unless it has received the prior consent of the bank, not to sign any voting or other agreement regarding the shares and to oppose any change in our certificate of incorporation and by-laws and any resolution or other act which will or might result in the dilution of Y.M. Noy Investments Ltd.‘s interest in Ampal.

We do not typically pay cash dividends on our Class A Stock.

        We have not paid a dividend on our Class A Stock since 1995 and did so only sporadically prior to that time. Past decisions not to pay cash dividends on Class A Stock reflected our policy to apply retained earnings, including funds realized from the disposition of holdings, to finance our business activities and to retire debt. The payment of cash dividends in the future will depend upon our operating results, cash flow, working capital requirements and other factors we deem pertinent.

The market price per share of our Class A Stock on Nasdaq fluctuates and has traded in the past at less than our book value per share.

        Stock prices of companies, both domestically and abroad, are subject to fluctuations in trading price. Therefore, as with a company like ours that invests in other companies, our book value and market price will fluctuate, especially in the short term. As of March 24, 2006, the market price on Nasdaq of $4.35 per share of our Class A Stock is less than our book value of $4.43 per share calculated as of December 31, 2005 and in accordance with our consolidated financial statements.

We do not publish the value of our assets.

        It is our policy not to publish the value of our assets or our views on the conditions of or prospects for our investee companies. To the extent the value of our ownership interests in our investee companies were to experience declines in the future, our performance would be adversely impacted.

Our Class A Stock may not be liquid.

        Our Class A Stock is currently traded on Nasdaq. The trading volume of our Class A Stock may be adversely affected due to the limited marketability of our Class A Stock as compared to other companies listed on Nasdaq. Accordingly, any substantial sales of our Class A Stock may result in a material reduction in price of our Class A Stock because relatively few buyers may be available to purchase our Class A Stock.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION

        This prospectus and proxy statement includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this prospectus and proxy statement, the words “anticipate,” “believe,” estimate,” “expect,” “intend,” “plan,” and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements reflect our current views with respect to future events or our future financial performance, the outcome of which is subject to certain risks and other factors which could cause actual results to differ materially from those anticipated by the forward-looking statements, including among others, the economic and political conditions in Israel, the Middle East, including the situation in Iraq, and in the global business and economic conditions in the different sectors and markets where our portfolio companies operate.

        Should any of those risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcome may vary from those described therein as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere described in this prospectus and proxy statement and other documents filed with the Securities and Exchange Commission.

        Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

—	general economic, business and market conditions;

—	operating hazards associated with our business;

—	capital availability or costs, including changes in interest rates or market perceptions of us;

—	changes by the Financial Accounting Standards Board or the Securities and Exchange Commission of authoritative generally accepted accounting principles or policies;

—	the impact of laws and regulations, including environmental laws and regulations; and the occurrence or non-occurrence of circumstances beyond our control.

BACKGROUND AND REASONS FOR THE PROPOSED AMENDMENTS

        The special meeting is being called to vote on two proposed amendments to our certificate of incorporation that will allow us to redeem the outstanding shares of our preferred stock. The first proposed amendment, which relates to our 4% preferred stock, is included as Annex A and the second proposed amendment, which relates to our 6-1/2% preferred stock, is included as Annex B to this prospectus and proxy statement. If both amendments are approved, we intend to redeem all outstanding shares of our 4% preferred stock and of our 6-1/2% preferred stock.

        The redemption of our preferred stock will provide us with the ability to list our Class A Stock on the Tel Aviv Stock Exchange. A company may not be listed on the Tel Aviv Stock Exchange if it has more than one class of stock. We believe listing our Class A Stock on the Tel Aviv Stock Exchange will have potential benefits for us and our shareholders, including providing us better access to the capital markets in Israel and increasing the trading volume of our Class A Stock, which may provide additional liquidity to our shareholders. If both the amendments are approved and we redeem our preferred stock, we will be in a position to apply for the listing of our Class A Stock on the Tel Aviv Stock Exchange. In the event we do list our shares on the Tel Aviv Stock Exchange, our Class A Stock will continue to be listed on the NASDAQ National Market under the symbol “AMPL.”

        In addition to the potential benefits of listing our Class A Shares on the Tel Aviv Stock Exchange, we believe the redemption of our preferred stock will simplify our capital structure and eliminate administrative costs associated with the maintenance of multiple classes of stock.

        Currently, each share of our 6-1/2% preferred stock is convertible at your option into three shares of our Class A Stock. The 6-1/2% preferred stock is not redeemable at our option. The second proposed amendment to our certificate of incorporation, if approved, will allow us to redeem, at our option and at any time, each share of our 6-1/2% preferred stock in exchange for five shares of our Class A Stock and $4.09. Therefore, upon the exercise of our redemption right, you will receive the same number of shares of our Class A Stock you would have received upon the exercise of your conversion right plus an additional cash payment of $4.09 per share.

THE PROPOSED AMENDMENTS AND THE SPECIAL CASH VOTING PAYMENT

        ALL HOLDERS OF OUR 6-1/2% PREFERRED STOCK SHOULD READ THIS PROSPECTUS AND PROXY STATEMENT AND THE RELATED DOCUMENTS DELIVERED TO YOU CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE SECOND PROPOSED AMENDMENT. THE FIRST PROPOSED AMENDMENT IS ATTACHED TO THIS PROSPECTUS AND PROXY STATEMENT AS ANNEX A AND THE SECOND PROPOSED AMENDMENT IS ATTACHED TO THIS PROSPECTUS AND PROXY STATEMENT AS ANNEX B.

The First Proposed Amendment

        Currently, holders of our 4% preferred stock have option of converting each share of our 4% preferred stock that they own into five shares of our Class A Stock. The 4% preferred stock is currently not redeemable at our option, and we do not currently have the right to require conversion of the 4% preferred stock into Class A Stock. The first proposed amendment to our certificate of incorporation, if approved, will allow us to redeem, at our option and at any time, each share of our 4% preferred stock in exchange for five shares of our Class A Stock and $2.58. Therefore, upon the exercise of our redemption right, holders of our 4% preferred stock will receive the same number of shares of our Class A Stock they would have received upon the exercise of your conversion right plus an additional cash payment of $2.58 per share. As a shareholder of our 6-1/2% preferred stock, you are NOT, as such, entitled to vote on the first proposed amendment.

The Second Proposed Amendment

        Currently, holders of our 6-1/2% preferred stock have the option of converting each share of our 6-1/2% preferred stock that they own into five three of our Class A Stock. The 6-1/2% preferred stock is currently not redeemable at our option, and we do not currently have the right to require conversion of the 6-1/2% preferred stock into Class A Stock. The second proposed amendment to our certificate of incorporation, if approved, will allow us to redeem, at our option and at any time, each share of our 6-1/2% preferred stock in exchange for three shares of our Class A Stock and $4.09. Therefore, upon the exercise of our redemption right, holders of our 6-1/2% preferred stock will receive the same number of shares of our Class A Stock they would have received upon the exercise of their conversion right plus an additional cash payment of $4.09 per share. We are soliciting your proxy to vote on the second proposed amendment pursuant to this prospectus and proxy statement.

        If we exercise our redemption right, you will no longer be a holder of our 6-1/2% preferred stock but will be a holder of our Class A Stock. Accordingly, you will continue to have an investment in us and will participate in any earnings and growth that we have and you will have shares listed on the NASDAQ and possibly the TASE, rather than shares that trade sporadically on the Nasdaq Small Cap Market.

        Dividends. You will not be paid any accrued and unpaid dividends for the current year if we redeem your shares of our 6-1/2% preferred stock. Were you to convert your 6-1/2% preferred stock into Class A Stock today, you would not be paid any accrued and unpaid dividends.

        Recommendation of our Board of Directors. The board of directors believes the proposed amendments are in Ampal’s best interests and in the best interests of our shareholders and is requesting that all shareholders vote in favor of the proposed amendments. You must make your own investment decision with respect to the second proposed amendment.

        Dissenters’ Rights. Under New York law and our governing documents, you are not entitled to dissenters’ rights to seek appraisal of your shares in connection with the proposed amendments.

Effects of the Proposed Amendments

        If both proposed amendments are approved, we intend to redeem all of our preferred stock promptly thereafter, and apply for listing of our Class A Stock on the TASE. If only one of the proposed amendments is approved, we intend to redeem the applicable class of our preferred stock but we will not be able to apply for listing of our Class A Stock on the TASE.

Special Cash Voting Payment

        Subject to the terms and conditions set forth in this prospectus and proxy statement, if (but only if) the second proposed amendment is approved, we will pay a special cash voting payment of $0.15 per share to each holder of record (as of the record date for the special meeting) of our 6-1/2% preferred stock on the record date who votes in favor of the second proposed amendment in person or by proxy at the special meeting. Holders of our 4% preferred stock who timely and validly vote in favor of the first proposed amendment will also receive a special cash voting payment of $0.15 per share if the second proposed amendment is approved at the special meeting.

        You will only receive the special cash voting payment if you timely and validly vote in favor of the second proposed amendment and it is approved. If you do not timely and validly vote in favor of the second proposed amendment, you will not be eligible to receive the special cash voting payment even though the second proposed amendment, if approved, will be binding upon you. In such event, however, you will be entitled to receive the same consideration upon our exercise of our redemption right as holders of our 6-1/2% preferred stock that vote in favor of the second proposed amendment.

        Only holders of record of our 6-1/2% preferred stock on the record date for the special meeting are entitled to receive the special cash voting payment. Any beneficial owner of shares of our 6-1/2% preferred stock who is not the registered holder of such shares as of the record date must arrange with the record holder to receive his proportionate interest in the special cash voting payment made to such record holder. We will have no responsibility or liability for any aspect of the records relating to or payments made on account of any beneficial owner’s interest in the special cash voting payment made to a record holder of our 6-1/2% preferred stock. Instructions and additional information regarding the special cash voting payment are included in the enclosed proxy card.

Fairness Opinion

        Ampal’s Board of Directors was advised and assisted by Duff & Phelps, LLC in determining the redemption consideration. Duff & Phelps, LLC was retained by us to express its opinion regarding the fairness of the redemption consideration, from a financial point of view, to holders of shares of our preferred stock and our Class A Stock. Duff & Phelps, LLC has delivered to our board of directors its written opinion concluding that, as of the date of such opinion and based on the assumptions made, procedures followed and matters considered as set forth in the opinion, the redemption consideration is fair to the holders of our preferred stock and our Class A Stock, from a financial point of view. Duff & Phelps, LLC made no recommendation as to whether you should vote for the second proposed amendment. The opinion of Duff & Phelps, LLC is attached hereto as Annex C.

Financing Resources

        If both proposed amendments are approved and all holders of our preferred stock vote in favor of the proposed amendments, we would be required to make special cash voting payments to holders of our preferred stock in the maximum aggregate amount of $91,728. In addition, if both proposed amendments are approved and we exercise our redemption rights, we would be required to make cash redemption payments in the maximum aggregate amount of $2,334,582 to holders of our preferred stock. As of December 31, 2005, we had cash and marketable securities of approximately $62.89 million. The special cash voting payment and the cash portion of the redemption consideration will be financed by our own internal resources. Neither the special cash voting payment nor the cash portion of the redemption consideration is subject to any financing contingency.

Conditions to the Proposed Amendments

        Other than shareholder approval, there are no conditions to the proposed amendments. The proposed amendments are not conditioned on one another.

Accounting Treatment

        We will not recognize any gain or loss for accounting purposes upon the effectiveness of the proposed amendments to our certificate of incorporation, the redemption of our preferred stock and the payment of the special cash voting payment. Cash payments made to our holders of our preferred stock will be recorded as reduction to our shareholders’ equity. The expenses related to this offer will increase our deferred costs in accordance with generally accepted accounting principles.

Solicitation of Proxies

        Ampal has retained MacKenzie Partners, Inc. for a fee of $5,000, plus out-of-pocket expenses, to assist in the solicitation of proxies and to verify certain records related to the solicitation. In addition to soliciting proxies by mail, directors, officers and employees of Ampal may solicit proxies personally and by mail, facsimile or other electronic means of communication. These persons will not receive additional or special compensation for such solicitation services. Ampal may, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

        The special meeting of our shareholders will be held on [__________], 2006, at [_____] a.m. local time, at the offices of Bryan Cave LLP, located at 1290 Avenue of the Americas, New York, New York, 10104.

The Proposed Amendments and Other Matters to be Considered at the Special Meeting

        At the special meeting, our shareholders will be asked to:

—	consider and vote upon a proposal to amend our certificate of incorporation to provide that each share of 4% Cumulative Convertible Preferred Stock be redeemable, at our option and at any time, in exchange for five shares of Class A Stock and $2.58;

—	consider and vote upon a proposal to amend our certificate of incorporation to provide that each share of 6-1/2% Cumulative Convertible Preferred Stock be redeemable, at our option and at any time, in exchange for three shares of Class A Stock and $4.09;

—	transact such other matters as may properly come before the special meeting and/or any adjournment or postponement of the special meeting and any matters incidental thereto.

        We do not expect a vote to be taken on any other matters at the special meeting. However, if any other matters are properly presented at the special meeting for consideration, the holders of the proxies will have discretion to vote on these matters in accordance with their best judgment.

Record Date

        Our board of directors has fixed the close of business on [___________], 2006 as the record date for determination of the holders of our shares entitled to notice of and to vote at the special meeting. As of March 6, 2006, we had 20,157,772 outstanding shares of our Class A Stock, 110,296 outstanding shares of our 4% preferred stock and 501,227 outstanding shares of our 6-1/2% preferred stock. The record date for the special meeting is earlier than the expected redemption date of our preferred stock. If you hold shares of our 6-1/2% preferred stock on the record date but sell your shares of our 6-1/2% preferred stock before the special meeting, you will retain the right to vote at the special meeting, but the person who is the record holder on the record date fixed for the redemption shall have the right to receive the cash payment of $4.09 per share of 6-1/2% preferred stock that you sell after the record date for the special meeting. You will, however, retain the right to receive the special cash voting payment if you voted in favor of the second proposed amendment and it is approved at the special meeting.

Quorum

        The presence, in person or by proxy, of the holders of record of one-third of the shares entitled to vote at any meeting of shareholders, present in person or by proxy, shall be necessary to constitute a quorum for the transaction of any business. All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Brokers who hold shares in street name for clients typically have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to the approval and adoption of non-routine matters, such as the second proposed amendment; proxies submitted without a vote by the brokers on these matters are referred to as broker non-votes. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the special meeting.

Voting Rights and Procedures

        There are several ways that you may cast your vote with respect to the second proposed amendment. You may vote by proxy by completing, signing, dating and promptly mailing the proxy card in the postage-paid envelope before the special meeting. You may also cast your vote by telephone or via the Internet in accordance with the instructions on the enclosed proxy card. You may also attend the special meeting and vote your shares in person. If you sign the enclosed proxy card but do not mark your vote, it will have the same effect as voting for the second proposed amendment.

        If you hold your shares in “street name,” your broker will not be able to vote your shares of our 6-1/2% preferred stock without instructions from you. You should instruct your broker to vote your shares of our 6-1/2% preferred stock, following the procedures provided by your broker.

        Holders of record of our 4% preferred stock and holders of record of our Class A Stock on the record date for the special meeting are entitled to vote one vote per share on the first proposed amendment at the special meeting. Holders of record of our 6-1/2% preferred stock and holders of record of our Class A Stock on the record date for the special meeting are entitled to vote one vote per share on the second proposed amendment at the special meeting. Y.M. Noy Investments Ltd., the owner of 58.29% of the outstanding shares of our Class A Stock as of March 6, 2006, has advised us that it will vote in favor of both proposed amendments.

Vote Required

        The affirmative vote of the majority of the outstanding shares of our 4% preferred stock and the majority of the outstanding shares of our Class A Stock at a meeting of shareholders, in person or by proxy, is required to approve the first proposed amendment. The affirmative vote of the majority of the outstanding shares of our 6-1/2% preferred stock and the majority of the outstanding shares of our Class A Stock at a meeting of shareholders, in person or by proxy, is required to approve the second proposed amendment. Y.M. Noy Investments Ltd., the holder of approximately 58.29% of the outstanding Class A Stock as of March 6, 2006, has advised us that it will vote in favor of both proposed amendments. For this vote, abstentions and broker non-votes, as well as shares that are not voted, will have the same effect as a vote against approval and applicable proposed amendment.

        We are soliciting your proxy to vote for the second proposed amendment pursuant to this prospectus and proxy statement. As a shareholder of our 6-1/2% preferred stock, you are NOT, as such, entitled to vote on the first proposed amendment.

Revocation of Proxies

        Any holder of our 6-1/2% preferred stock giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. You can do this in one of four ways. First, you can send a written notice to McKenzie Partners, at the address set forth on the back page of this prospectus and proxy statement. Second, you can submit a duly executed proxy bearing a later date. Third, you can vote by telephone or the Internet at a later date. Fourth, you can attend the special meeting and vote in person. Attendance at the special meeting will not, by itself, revoke a proxy. Furthermore, if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain from the record holder a proxy issued in your name.

Adjournments and Postponements

        Although it is not expected, the special meeting may be adjourned or postponed. Any adjournment or postponement of the special meeting may be made without notice, whether or not a quorum exists at the special meeting.

Amendment to our Certificate of Incorporation

        On March 29, 2006, our board of directors approved, subject to receiving the approval of the appropriate classes of shareholders, the proposed amendments to our certificate of incorporation in the form of Annex A and Annex B to this prospectus and proxy statement. Assuming shareholder approval is received, neither of the proposed amendments will become effective until the appropriate amendment to our certificate of incorporation is filed by the New York Secretary of State. We intend to make the appropriate filing as soon as practicable after the special meeting.

Voting Results

        We will announce preliminary results at the special meeting and we will issue a press release with the final results after the special meeting is completed. In addition, we will publish the final results in a current report on Form 8-K and in our next quarterly report on Form 10-Q following the special meeting.

Fees and Expenses

        We will bear the entire cost of the proposed amendments and the solicitation of proxies and the special meeting, including preparation, assembly, printing and mailing of this prospectus and proxy statement, proxy card and any related or additional information furnished to shareholders, including the fees and expenses payable to MacKenzie Partners, Inc. Copies of proxy solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our stock beneficially owned by others to forward to these beneficial owners. We may reimburse persons representing beneficial owners of shares for their costs of forwarding prospectus and proxy materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by our solicitation agent, directors, officers or other regular employees. No additional compensation will be paid to directors, officers or other regular employees for their services.

Exchanging Stock Certificates

        Please do not send in stock certificates at this time. In the event the second proposed amendment is approved and we exercise our redemption right, instructions regarding the procedures for exchanging your 6-1/2% preferred stock certificates for Class A Stock certificates will be sent to you.

Special Cash Voting Payment

        You are entitled to receive the special cash voting payment only if you timely and validly vote in favor of the second proposed amendment and it is approved. If the second proposed amendment is approved, any holder of our 6-1/2% preferred stock that voted in favor of the second proposed amendment and is entitled to receive the special cash payment will receive, depending on how they hold their shares either: (a) a check to be sent to them directly from the depositary, as soon as practicable, or (b) payment deposited with their bank/broker equal to the amount of the special voting payment they are entitled to. For more information regarding payment of the special voting payment, please contact our proxy solicitor, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (collect) or via email at proxy@mackenziepartners.com.

MATERIAL DIFFERENCES BETWEEN OUR 6-1/2% PREFERRED STOCK
AND OUR CLASS A STOCK

        In the event the second proposed amendment is approved, the only difference between the existing 6-1/2% preferred stock and the 6-1/2% preferred stock as amended by the second proposed amendment will be the addition of the company redemption right described below. If our 6-1/2% preferred stock is redeemed, you will become a holder of our Class A Stock. The table below summarizes the material differences between our 6-1/2% preferred stock and our Class A Stock. This summary does not purport to be a complete discussion of our certificate of incorporation and by-laws, and is qualified in its entirety by reference to these documents. Copies of our certificate of incorporation and by-laws have been filed with the SEC and will be sent to shareholders upon request. See “Where You Can Find More Information” beginning on page 24.

6-1/2% Preferred Stock	Class A Stock

Authorized Capital Dividends Dividend Preferences Among Classes of Preferred Stock Liquidation	988,055 shares of 6-1/2% preferred stock, par
value $5.00 per share

Cumulative dividends at the rate of 6-1/2%
per year, payable out of surplus or net
earnings of the Company, before any dividend
are paid in such year upon the Class A
Stock.

After the payment of all current and
cumulative dividends payable on the 6-1/2%
preferred stock in any year, no further
dividends shall be paid in such year upon the
6-1/2% preferred stock.

There are no preferences among classes of our
preferred stock as to the payment of
dividends which are payable prior to the
payment of dividends on our Class A Stock.
In the event our surplus or net earnings are
less than the aggregate amount of the
dividends payable on our preferred stock,
then any dividends paid will be applied
ratably to the payment of the dividends
payable on our preferred stock.

Upon liquidation, holders of our preferred
stock will first be paid the par value of
their shares of preferred stock and all
unpaid accrued dividends on their shares of
preferred stock before any liquidation
payments will be made to the holders of Class
A Stock. After such payment, the remaining
assets, if any, will be distributed to the
holders of our preferred stock and the
holders of our Class A Stock according to the
number of shares held by each and the par
value of such shares.	60,000,000 shares of Class A Stock, par value
$1.00 per share

If, after payment of all cumulative dividends
on our preferred stock, there remains any
surplus, the holders of our Class A Stock
will be entitled to receive non-cumulative
dividends at the rate of 4% per year before
any further dividends are paid in such year
upon our preferred stock.

After the payment of allcumulative dividends
on the preferred stock and the payment of a
non-cumulative dividend of 4% on the
outstanding shares of our Class A Stock,
shares of Class A Stock and 4% preferred
stock shall share equally in any dividends
that are declared.

Not applicable.

After payment to the holders of preferred
stock of the par value of their shares of
preferred stock and all unpaid accrued
dividends on their shares of preferred stock,
the holders of Class A Stock will be paid an
amount equal to the par value of their shares
of Class A Stock. After such payment, the
remaining assets, if any, will be distributed
to the holders of our preferred stock and the
holders of Class A Stock according to the
number of shares held by each and the par
value of such shares.

6-1/2% Preferred Stock	Class A Stock

Liquidation Preferences Among Classes of our Preferred Stock Voting Rights Optional Conversion Company Redemption	There are no preferences as to the payment of
liquidation amounts on classes of our
preferred stock. In the event that our
assets to be distributed are less than the
amounts payable to our preferred stock, then
any such payments will be applied ratably to
the amounts payable on our preferred stock.

Except as otherwise provided by our governing
documents or by law, holders of our preferred
stock generally do not have the right to
vote. If we fail to earn and pay any
dividends on our preferred stock for a period
of three successive years, the holders of our
preferred stock will have the exclusive right
to vote at the election of directors one vote
for every share of stock. If at any time
thereafter all the cumulative dividends on
our preferred stock are fully paid up to
date, the holders of our Class A Stock will
again have the exclusive right to vote at
meetings of shareholders, except as otherwise
provided by law. To date, we are current on
our dividend payments and the holders of our
6-1/2% preferred stock do not have any voting
rights.

At the option of the holder, each share of
our 6-1/2% preferred stock is convertible at
any time into three shares of our Class A
Stock, subject to appropriate adjustment.

If the second proposed amendment is approved,
each share of our 6-1/2% preferred stock will
be redeemable at our option and at any time
in exchange for three shares of our Class A
Stock plus $4.09 per share.	Not applicable. Holders of our Class A Stock are entitled to vote one vote per share of our Class A Stock at all meetings of Class A shareholders. None. None.

        As of March 6, 2006, there were 501,227 outstanding shares of our 6-1/2% preferred stock and 20,157,772 outstanding shares of our Class A Stock. The outstanding shares of our 6-1/2% preferred stock are held by approximately 673 holders of record. The outstanding shares of our Class A Stock are held by approximately 731 holders of record.

        If both classes of preferred stock are redeemed, there will be approximately 22,212,933 outstanding shares of our Class A Stock. As a result, Y.M. Noy Investments Ltd.‘s percentage ownership of our Class A Stock will be reduced from 58.29% to approximately 52.90%.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes certain United States federal income tax consequences of the potential redemption to holders of our 6-1/2% preferred stock, and it is primarily addressed to those of you who are United States persons (as described below). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations thereunder, published administrative rulings and court decisions, all of which are subject to change or a change in interpretation. Any such change, which may or may not be retroactive, could alter the tax consequences as described herein. This discussion assumes that you hold your shares of stock as capital assets. This discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or to any shareholders subject to special treatment under United States federal income tax laws (for example, financial institutions; real estate investment trusts; regulated investment companies; insurance companies; broker-dealers; persons who are not citizens or residents of the United States or who are foreign corporations, partnerships, estates or trusts; tax exempt entities or traders in securities that elect to mark-to-market), or investors who hold their stock as a position in a straddle, as part of a hedge or synthetic security, as part of a conversion transaction or other integrated transaction or investors whose functional currency is not the U.S. dollar. This discussion does not address the tax consequences of the alternative minimum tax, nor does it address any aspect of state, local or foreign taxation.

        Except as indicated below, this discussion assumes that you are a “United States person,” meaning you are generally (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity treated as a corporation or partnership for United States federal income tax purposes created or organized under the laws of the United States or any State or the District of Columbia, (3) a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons, or (3) an estate that is subject to United States federal income tax on its income regardless of its source. For purposes of this discussion, if you do not meet the above requirements for United States persons, you are referred to as a “Non-U.S. person.”

        If a partnership holds our 6-1/2% preferred stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding our 6-1/2% preferred stock should consult their tax advisors regarding the tax consequences of the ownership and disposition of such stock.

        No opinion of counsel has been sought or obtained with respect to any of the tax consequences described herein. No rulings or determinations of the Internal Revenue Service or any other tax authorities have been or will be sought or obtained with respect to any tax consequences described herein. The discussion below is not binding upon the Internal Revenue Service or such other tax authorities. No assurance can be given that the Service would not assert, or that a court would not sustain, a different position from any discussed herein. You are urged to consult your own tax advisor regarding the federal, state, local and foreign tax consequences of the potential redemption.

Federal Income Tax Consequences of the Proposed Amendment

        You should recognize no gain or loss solely as a result of the amendment of the certificate of incorporation. However, as described below, there are federal income tax consequences with respect to the receipt of the special cash voting payment, as described below.

Federal Income Tax Consequences to United States Persons of Receiving the Special Cash Voting Payment

        Though not entirely free from doubt, it is believed that the special cash voting payment received by United States persons will be treated as ordinary income and not as a dividend or capital gain to such persons, and we intend to treat such payment accordingly.

Federal Income Tax Consequences to United States Persons if We Exercise our Redemption Right

        The following discussion assumes that the second proposed amendment will be approved. Except as set forth below, if you receive shares of our Class A Stock in redemption of shares of our 6-1/2% preferred stock, you will not recognize any gain or loss, and you will have the same holding period in such Class A Stock as you had in our 6-1/2% preferred stock immediately prior to the redemption.

        To the extent you receive the cash payment in redemption of shares of our 6-1/2% preferred stock, you will be required to recognize gain (but not loss), but only if and to the extent the value of the cash payment and shares of Class A Stock you receive in redemption of shares of our 6-1/2% preferred stock exceeds your tax basis in such 6-1/2% preferred stock. If your tax basis is in excess of the value of the cash payment and shares of Class A Stock you receive, you will not recognize gain, but the cash payment will be treated as a reduction in the basis of the Class A Stock you receive. In no event will you be allowed to recognize loss on receipt of the cash payment. The gain you may recognize on receipt of the cash payment will be capital gain (long-term or short-term, depending on how long you have held your preferred stock) unless the receipt of the cash payment has the effect of the distribution of a dividend. Whether your receipt of the cash payment will be treated as having the effect of the distribution of a dividend is a complicated question and depends on the facts and circumstances of your particular case. You are urged to consult with your tax advisor with respect to whether the cash payment could have the effect of a distribution of a dividend.

Other Material Federal Income Tax Considerations

        Federal Income Tax Consequences to Ampal: We will not recognize any income, gain or loss for federal income tax purposes as a result of the exercise of our redemption right upon approval of the proposed amendments.

        Backup Withholding: You may be subject to backup withholding on the special cash voting payment. Backup withholding will not apply, however, if you furnish to us a correct taxpayer identification number or certify that you are not subject to backup withholding on the substitute Form W-9 provided to you.

        Backup withholding is not an additional tax but is credited against the federal income tax liability of the taxpayer subject to the withholding. If backup withholding results in an overpayment of a taxpayer’s federal income taxes, you may obtain a refund of the overpayment from the Internal Revenue Service if a tax refund claim is timely and properly filed.

        Withholding on Special Cash Voting Payments Made to Non-U.S. Persons. Though not entirely free from doubt, we will treat any payment of the special cash voting payment to a Non-U.S. person as subject to United States federal withholding tax. This tax will be withheld by us for any special voting cash payment to a Non-U.S. person at a rate of 30% unless (i) such Non-U.S. person is engaged in the conduct of a trade or business in the United States to which the special cash voting payment is connected and provides a properly executed Form W-8ECI, or (ii) a tax treaty between the United States and the country of residence of the Non-U.S. person eliminates or reduces the withholding on the special cash voting payment and such Non-U.S. person provides a properly executed Form W-8BEN, W-8EXP, or W-8IMY. If you are a Non-U.S. person, you should consult your own tax advisors regarding the availability of a refund of any United States federal withholding tax.

        THIS SECTION DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE AND LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE POTENTIAL REDEMPTION TO YOU IN VIEW OF YOUR OWN PARTICULAR CIRCUMSTANCES.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Business Corporation Law of the State of New York, our certificate of incorporation and our By-laws, provide for the indemnification of our directors and officers in a variety of circumstances and to the fullest extent permitted by law, which may include liabilities under the Securities Act of 1933, as amended.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

        Certain legal matters with respect to United States and New York law with respect to the validity of the proposed amendments will be passed upon for us by Bryan Cave LLP, New York, New York.

EXPERTS

        The financial statements incorporated in this registration statement, of which this prospectus and proxy statement are a part, by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 has been so incorporated in reliance on the reports given on the authority of each firm listed below as experts in auditing and accounting.

—	Brightman Almagor & Co., Certified Public Accountants A member firm of Deloitte Touche Tohmatsu
—	Fahn, Kanne & Co. Certified Public Accountants (Isr.)
—	Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited
—	Kost Forer Gabbay & Kasierer Member of Ernst & Young Global
—	KPMG Somekh Chaikin - Tel Aviv
—	Somekh Chaikin, Certified Public Accountants (Isr.)

SHAREHOLDER PROPOSALS

        We will hold an annual meeting of shareholders in 2006. Shareholder proposals may be include in the our proxy materials for the 2006 annual meeting of shareholders so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable rules of the SEC. For a shareholder proposal to be included in our proxy materials for the 2006 annual meeting of shareholders, the proposal must be received at our offices located 111 Arlozorov Street, Tel Aviv, Israel 62098, addressed to the Secretary, not later than May 15, 2006.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy these reports and other information filed by us at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov or at our web site at http://www.ampal.com. We have also enclosed with this prospectus and proxy statement a copy of our annual report on Form 10-K for the fiscal year ended December 31, 2005 for your reference.

        This prospectus and proxy statement constitutes a part of a registration statement on Form S-4 we filed with the SEC to register the shares of our 6-1/2% preferred stock to be issued upon approval of the second proposed amendment. As allowed by SEC rules, this prospectus and proxy statement does not contain all the information set forth in the registration statement or the exhibits to the registration statement.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to “incorporate by reference” information into this prospectus and proxy statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and proxy statement, except for any information superseded by information in, or incorporated by reference in, this prospectus and proxy statement. This prospectus and proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

Annual Report on Form 10-K	Fiscal Year ended December 31, 2005, filed on March 29, 2006

        All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and proxy statement to the date that this prospectus and proxy statement becomes effective shall also be deemed to be incorporated by reference into this prospectus and proxy statement and to be a part hereof from the date of filing of such documents. Any statement contained in this prospectus and proxy statement, or in a document incorporated by reference, shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus and proxy statement or in any other subsequently filed document incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and proxy statement.

        Copies of documents incorporated by reference are available from us without charge upon request to the solicitation agent and at the address on the back page of this prospectus and proxy statement. If you request any such documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

        We have not authorized anyone to give any information or make any representation about the proposed amendments that is different from, or in addition to, that contained in this prospectus and proxy statement or in any of the materials that we have incorporated by reference into this prospectus and proxy statement. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to purchase, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

Adopted as of [ ], 2006

CERTIFICATE OF AMENDMENT

OF

THE RESTATED CERTIFICATE OF INCORPORATION

OF

AMPAL-AMERICAN ISRAEL CORPORATION

(Under Section 805 of the Business Corporation Law)

        We, the undersigned, being respectively the President and Secretary of Ampal-American Israel Corporation (the “Corporation”), hereby certify, in accordance with Section 805 of the Business Corporation Law, the following amendments to its Restated Certificate of Incorporation:

    1.        The name of the Corporation is currently Ampal-American Israel Corporation. The Corporation was formed under the name Ampal-American Palestine Trading Corporation.

    2.        The Certificate of Incorporation was filed by the Department of State on February 6, 1942.

    3.        The text of the Corporation’s Certificate of Incorporation, as restated and filed in the Office of the Secretary of State of the State of New York on the 28th day of March, 1997 (the “Certificate of Incorporation”), is hereby amended to (i) permit the Corporation, at its option and at any time, to redeem its 4% Cumulative Convertible Preferred Stock at the Corporation’s option into cash and fully paid and non-assessable shares of Class A Stock in the ratio of $2.58 and five (5) shares of Class “A” Stock for one (1) share of Preferred Stock and (ii) reduce the number of authorized shares of 4% Cumulative Convertible Preferred Stock and 6½% Cumulative Convertible Preferred Stock to zero upon redemption of all outstanding shares of 4% Cumulative Convertible Preferred Stock and 6 ½ % Cumulative Convertible Preferred Stock.

    4.        The text of Corporation’s Certificate of Incorporation is hereby amended as follows:

a.	Clause THIRD of the Certificate of Incorporation is hereby amended by adding the following new sentence at the end:

        “If after March 29, 2006, there is outstanding only one class of shares, the authorized shares of the Corporation shall be only the Class “A” Stock.

b.	The first paragraph of clause FOURTH of the Certificate of Incorporation is hereby amended by adding the following sentence at the end of the first paragraph of clause FOURTH;

        “If after March 29, 2006, there are no outstanding shares of Preferred Stock or 6½% Cumulative Convertible Preferred Stock, then no further shares of Preferred Stock or 6½% Cumulative Convertible Preferred Stock shall be authorized and the only authorized shares of the Corporation shall be 60,000,000 shares of Class “A” Stock.”

c.	Section A of Clause FOURTH of the Certificate of Incorporation is hereby amended by adding the following paragraphs immediately prior to the current final paragraph of Section A in Clause FOURTH:

        “The Preferred Stock, shall be convertible at the option of the Corporation, at any time and from time to time, into cash and fully paid and non-assessable shares of Class “A” Stock, in the ratio of $2.58 and five (5) shares of Class “A” Stock for one (1) share of Preferred Stock (the “Conversion Rate,” such ratio to be appropriately adjusted, as determined by the Board of Directors, to reflect all mergers, consolidations and other reorganizations of the Corporation and all forward stock splits, reverse stock splits, stock distributions, stock dividends or other reclassification or recapitalization of or on the Class “A” Stock). All shares of said Preferred Stock so converted shall be retired and shall not again be issued by the Corporation. The Corporation shall not be required to issue fractions of a share of Class “A” Stock or scrip representing any such fraction of a share upon conversion of the Preferred Stock. If any fraction of a share of Class “A” Stock would, except for the provisions hereof, be issuable upon the conversion of any Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fraction equal to the value of such fraction computed on the basis of the Market Price per share of Class “A” Stock on the date that the certificate representing the Preferred Stock, in respect of which such fraction would otherwise be issuable, is received by the Corporation or its Transfer Agent for conversion.

        Written notice (the “Conversion Notice”) of any conversion of shares of Preferred Stock at the option of the Corporation shall be mailed not less than 10, but not more than 60, days prior to the date fixed for conversion (the “Conversion Date”) to each holder of shares of Preferred Stock to be converted, at such holder’s address as it appears on the stock register of the Corporation. In order to facilitate the conversion of shares of Preferred Stock, the Board of Directors may fix a record date for the determination of the holders of shares of Preferred Stock to be converted, which date shall not be more than 60 days prior to the Conversion Date. Such Conversion Notice shall state (a) the Corporation’s election of the Corporation to convert, the Conversion Date and any record date fixed by the Board of Directors, (b) the Corporate Trust Office of the Transfer Agent at which the shares of Preferred Stock called for conversion shall, upon presentation and surrender of the certificate(s) (if such shares are held in certificated form) evidencing such shares, be converted, and (c) and the Conversion Rate to be applied thereto.

A-1

        The Corporation shall deliver to the Transfer Agent irrevocable written instructions authorizing the Transfer Agent, on behalf and at the expense of the Corporation, to cause the Conversion Notice to be duly mailed as soon as practicable after receipt of such irrevocable instructions from the Corporation and in accordance with the above provisions. All the funds necessary for the cash payment and the shares of Class “A” Stock to be issued upon conversion of the Preferred Stock pursuant to this section shall be deposited with the Transfer Agent in trust at least one Business Day prior to the Conversion Date, for the pro rata benefit of the holders of the Preferred Stock of record as they appear on the stock register of the Corporation, so as to be and continue to be available therefor. Any moneys so deposited which shall remain unclaimed by the holders of such Preferred Stock at the end of six years after the redemption date shall become to the fullest extent permitted by law the property of, and be paid by such bank or trust company to, the Corporation. Any interest allowed on moneys so deposited shall be paid to the Corporation. If the Corporation shall default in providing for the funds and shares of Class A Stock, dividends on such Preferred Stock shall continue to accrue and be added to the required payments by the Corporation for the conversion of the Preferred Stock. Neither failure to mail such Conversion Notice to one or more such holders of the Preferred Stock nor any defect in such Conversion Notice shall affect the sufficiency of the proceedings for conversion as to other holders of the Preferred Stock.

        If a Conversion Notice shall have been given as hereinbefore provided, then each holder of Preferred Stock shall be entitled to all preferences and relative, participating, optional and other special rights accorded by this certificate until and including the Conversion Date (except that if the shares of Preferred Stock are converted at the option of the Corporation, the holders of Preferred Stock will not be entitled to any accrued dividends for the year in which the Conversion Date occurs). From and after the Conversion Date, unless default shall be made by the Corporation in providing for the payment of the applicable funds due and shares of the Class “A” Stock, the Preferred Stock shall no longer be deemed to be outstanding, and all rights of such holders of the Preferred Stock shall cease and terminate, except the right of the holders of the Preferred Stock, upon surrender of certificates therefor, to receive any amounts to be paid (without interest) and Class “A” Stock hereunder.

    5.        The foregoing amendments of the Certificate of Incorporation were duly approved and adopted in accordance with the provisions of Section 805 of the New York Business Corporation Law and have been authorized by a majority of the votes of the outstanding shares entitled to vote hereon in accordance with Section 804 of the New York Business Corporation Law, at a meeting duly called and held on ______, 2006, a quorum being present.

        IN WITNESS WHEREOF, we have executed this Certificate of Amendment of the Certificate of Incorporation and affirm that statements made herein are true under the penalties of perjury this __ day of ____, 2006.

AMPAL-AMERICAN ISRAEL CORP. __________________________ __________________________, President __________________________ __________________________, Secretary

A-2

ANNEX B

Adopted as of [ ], 2006

CERTIFICATE OF AMENDMENT

OF

THE RESTATED CERTIFICATE OF INCORPORATION

OF

AMPAL-AMERICAN ISRAEL CORPORATION

(Under Section 805 of the Business Corporation Law)

        We, the undersigned being respectively the President and Secretary of Ampal-American Israel Corporation (the “Corporation”), hereby certify, in accordance with Section 805 of the Business Corporation Law the following amendments to its Restated Certificate of Incorporation:

    1.        The name of the Corporation is now Ampal-American Israel Corporation. The Corporation was formed under the name Ampal-American Palestine Trading Corporation.

    2.        The Certificate of Incorporation was filed by the Department of State on February 6, 1942.

    3.        The text of the Corporation’s Certificate of Incorporation, as restated and filed in the Office of the Secretary of State of the State of New York on the 28th day of March, 1997 (the “Certificate of Incorporation”), is hereby amended to permit the Corporation, at its option and at any time, to redeem its 6 1/2% Cumulative Convertible Preferred Stock at the Corporation’s option into cash and fully paid and non-assessable shares of Class A Stock in the ratio of $4.09 and three (3) shares of Class “A” Stock for one (1) share of Preferred Stock.

    4.        The text of Corporation’s Certificate of Incorporation, as amended and corrected heretofore is hereby amended as follows:

        Section B of Clause FOURTH of the Certificate of Incorporation is hereby amended by adding the following paragraphs immediately prior to the current final paragraph of Section B in Clause FOURTH:

        “The 6 1/2% Cumulative Convertible Preferred Stock, shall be convertible at the option of the Corporation, at any time and from time to time, into cash and fully paid and non-assessable shares of Class “A” Stock, in the ratio of $4.09 and three (3) shares of Class “A” Stock for one (1) share of 6 1/2% Cumulative Convertible Preferred Stock (the “Conversion Rate,” such ratio to be appropriately adjusted, as determined by the Board of Directors, to reflect all mergers, consolidations and other reorganizations of the Corporation and all forward stock splits, reverse stock splits, stock distributions, stock dividends or other reclassification or recapitalization of or on the Class “A” Stock). All shares of said 6 1/2% Cumulative Convertible Preferred Stock so converted shall be retired and shall not again be issued by the Corporation. The Corporation shall not be required to issue fractions of a share of Class “A” Stock or scrip representing any such fraction of a share upon conversion of the 6 1/2% Cumulative Convertible Preferred Stock. If any fraction of a share of Class “A” Stock would, except for the provisions hereof, be issuable upon the conversion of any 6 1/2% Cumulative Convertible Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fraction equal to the value of such fraction computed on the basis of the Market Price per share of Class “A” Stock on the date that the certificate representing the 6 1/2% Cumulative Convertible Preferred Stock, in respect of which such fraction would otherwise be issuable, is received by the Corporation or its Transfer Agent for conversion.

        Written notice (the “6 1/2% Conversion Notice”) of any conversion of shares of Preferred Stock at the option of the Corporation shall be mailed not less than 10, but not more than 60, days prior to the date fixed for conversion (the “6 1/2% Conversion Date”) to each holder of shares of 6 1/2% Cumulative Convertible Preferred Stock to be converted, at such holder’s address as it appears on the stock register of the Corporation. In order to facilitate the conversion of shares of 6 1/2% Cumulative Convertible Preferred Stock, the Board of Directors may fix a record date for the determination of the holders of shares of 6 1/2% Cumulative Convertible Preferred Stock to be converted, which date shall not be more than 60 days prior to the 6 1/2% Conversion Date. Such 6 1/2% Conversion Notice shall state (a) the Corporation’s election of the Corporation to convert, the 6 1/2% Conversion Date and any record date fixed by the Board of Directors, (b) the Corporate Trust Office of the Transfer Agent at which the shares of 6 1/2% Cumulative Convertible Preferred Stock called for conversion shall, upon presentation and surrender of the certificate(s) (if such shares are held in certificated form) evidencing such shares, be converted, and (c) and the Conversion Rate to be applied thereto.

        The Corporation shall deliver to the Transfer Agent irrevocable written instructions authorizing the Transfer Agent, on behalf and at the expense of the Corporation, to cause the 6 1/2% Conversion Notice to be duly mailed as soon as practicable after receipt of such irrevocable instructions from the Corporation and in accordance with the above provisions. All the funds necessary for the cash payment and the shares of Class “A” Stock to be issued upon conversion of the 6 1/2% Cumulative Convertible Preferred Stock pursuant to this section shall be deposited with the Transfer Agent in trust at least one Business Day prior to the 6 1/2% Conversion Date, for the pro rata benefit of the holders of the 6 1/2% Cumulative Convertible Preferred Stock of record as they appear on the stock register of the Corporation, so as to be and continue to be available therefor. Any moneys so deposited which shall remain unclaimed by the holders of such 6 1/2% Cumulative Convertible Preferred Stock at the end of six years after the redemption date shall become to the fullest extent permitted by law the property of, and be paid by such bank or trust company to, the Corporation. Any interest allowed on moneys so deposited shall be paid to the Corporation. If the Corporation shall default in providing for the funds and shares of Class A Stock, dividends on such 6 1/2% Cumulative Convertible Preferred Stock shall continue to accrue and be added to the required payments by the Corporation for the conversion of the 6 1/2% Cumulative Convertible Preferred Stock. Neither failure to mail such 6 1/2% Conversion Notice to one or more such holders of the 6 1/2% Cumulative Convertible Preferred Stock nor any defect in such 6 1/2% Conversion Notice shall affect the sufficiency of the proceedings for conversion as to other holders of the 6 1/2% Cumulative Convertible Preferred Stock.

        If a 6 1/2% Conversion Notice shall have been given as hereinbefore provided, then each holder of 6 1/2% Cumulative Convertible Preferred Stock shall be entitled to all preferences and relative, participating, optional and other special rights accorded by this certificate until and including the 6 1/2% Conversion Date (except that if the shares of 6 1/2% Cumulative Convertible Preferred Stock are converted at the option of the Corporation, the holders of 6 1/2% Cumulative Convertible Preferred Stock will not be entitled to any accrued dividends for the year in which the 6 1/2% Conversion Date occurs). From and after the 6 1/2% Conversion Date, unless default shall be made by the Corporation in providing for the payment of the applicable funds due and shares of the Class “A” Stock, the 6 1/2% Cumulative Convertible Preferred Stock shall no longer be deemed to be outstanding, and all rights of such holders of the 6 1/2% Cumulative Convertible Preferred Stock shall cease and terminate, except the right of the holders of the 6 1/2% Cumulative Convertible Preferred Stock, upon surrender of certificates therefor, to receive any amounts to be paid (without interest) and Class “A” Stock hereunder.

    5.        The foregoing amendments of the Certificate of Incorporation were duly approved and adopted in accordance with the provisions of Section 805 of the New York Business Corporation Law and have been authorized by a majority of the votes of all outstanding shares entitled to vote hereon in accordance with Section 804 of the New York Business Corporation Law, at a meeting duly called and held on ______, 2006, a quorum being present.

        IN WITNESS WHEREOF, we have executed this Certificate of Amendment of the Certificate of Incorporation and affirm that statements made herein are true under the penalties of perjury this __ day of ____, 2006.

AMPAL-AMERICAN ISRAEL CORP. __________________________ __________________________, President __________________________ __________________________, Secretary

ANNEX C

DUFF & PHELPS, LLC

March 29, 2006

Board of Directors
Ampal-American Israel Corporation
111 Arlozorov Street
Tel Aviv, Israel 62098

To the Board of Directors:

The Board of Directors of Ampal-American Israel Corporation (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as to the fairness to the holders of Class A Stock of the Company (“Class A Stock”), 4% Cumulative Convertible Preferred Stock of the Company (the “4% Preferred Stock”), and 6 ½% Cumulative Convertible Preferred Stock of the Company (“6 ½% Preferred Stock;” and together with the 4% Preferred Stock, collectively, the “Preferred Securities”), from a financial point of view, of a contemplated transaction (the “Proposed Transaction”, as hereinafter defined) (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder). Duff & Phelps has provided no other valuation advisory services to the Company prior to this engagement.

Description of the Proposed Transaction

The Proposed Transaction involves the amendment of the Company’s Restated Certificate of Incorporation to give the Company the right to cause the conversion of the Preferred Securities for a redemption price of (i) in the case of the 4% Preferred Stock, five shares of Class A Stock and $2.58, and (ii) in the case of the 6½% Preferred Stock, three shares of class A Stock and $4.09. The stated business purpose for the Proposed Transaction, among other things, is to simplify the Company’s capital structure and facilitate the potential listing of the Company’s Class A Stock on the Tel Aviv Stock Exchange (“TASE”).

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

Board of Directors
Ampal-American Israel Corporation
March 29, 2006

1.	Conducted interviews and phone discussions with members of the management team of the Company;
2.	Participated in meetings with the Company and its legal and other advisors, including MacKenzie Partners, Inc. which was retained by the Company to advise on proxy solicitation issues related to the Proposed Transaction;
3.	Considered the Company’s recent filings with the Securities and Exchange Commission including the 10-K for the period ending 12/31/04 and the 10-Q for the period ending 9/30/05;
4.	Considered the Company’s organizational documents including the Company’s Restated Certificate of Incorporation, By-Laws, and Certificate of Incorporation;
5.	Considered the findings of certain third-party research into the benefits and economic impact of dual listings on domestic and foreign exchanges, including the TASE;
6.	Considered the rights and attributes of the Preferred Securities and the Class A Stock and recent trading volume, price, and conversion history of the Preferred Securities;
7.	Considered prevailing rates of required return on capital instruments such as the Class A Stock and the Preferred Securities;
8.	Reviewed and analyzed market trading prices and indicated valuation metrics for comparable securities;
9.	Considered relevant sections of the New York Business Corporation Law deemed applicable to the Proposed Transaction, including Section 609(e); and
10.	Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. In addition, Duff & Phelps is not expressing any opinion regarding the solvency of the Company or the market price or value of the Company’s publicly traded Class A Stock after completion of the Proposed Transaction. In rendering this Opinion, Duff & Phelps relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

Board of Directors
Ampal-American Israel Corporation
March 29, 2006

In performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Company, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed by us in draft form will conform, in all material respects, to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company, the Class A Stock, the Preferred Securities, and the Proposed Transaction. Neither Company management nor the Board of Directors placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the plan outlined to us.

The basis and methodology for this Opinion have been designed specifically for the express purposes of advising the Company’s Board of Directors and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps has prepared this Opinion effective as of its issuance date. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

Board of Directors
Ampal-American Israel Corporation
March 29, 2006

It is understood that this Opinion is for the information of the Board of Directors of the Company in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that we consent that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Proposed Transaction and you may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. This Opinion is not a recommendation as to how the holder of Class A Stock or the Preferred Securities should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration to be offered by the Company is the best possible attainable under any circumstances. Instead, it merely states whether the consideration offered by the Company in the Proposed Transaction is within a range suggested by certain financial analysis. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair to the holders of Class A Stock and the Preferred Securities, from a financial point of view (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Respectfully submitted,

/s/ Duff & Phelps, LLC

DUFF & PHELPS, LLC

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Section 722 of the Business Corporation Law of the State of New York (“BCL”), Article EIGHTH of our certificate of incorporation, and Section 8.2 of our By-laws, provide for the indemnification of our directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended.

        Our certificate of incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by law, including limitations contained in the provisions of paragraph (b) of Section 402 of the BCL.

        Our By-laws contain provisions requiring indemnification of our directors and officers to the fullest extent authorized by the laws and statutes of the State of New York. Our By-laws require us to indemnify any person by reason of the fact that such person, his testator, or intestate is or was a director or officer of Ampal against any reasonable expenses (including attorneys’ fees), actually and necessarily incurred by him in connection with any action or proceeding (or any appeal therein) brought (or threatened to be brought) by third parties except if such person breached his duty to us. The By-laws require us to indemnify any person by reason of the fact that such person, his testator or intestate is or was a director or officer of Ampal against any and all judgments, fines, amounts paid in settlement, and reasonable expenses (including attorney’s fees) actually and necessarily incurred by him in connection with any action or proceeding (or any appeal therein) brought (or threatened to be brought) by third parties including, without limitation, one by or in the right of any other corporation which such person served in any capacity at our request, if such person acted in good faith, for a purpose which he believed to be in our best interests, and in criminal actions or proceedings in which he had no reasonable cause to believe that his conduct was unlawful. Our By-laws further provide that indemnification for expenses as described above may be paid in advance of the final disposition of such action or proceeding in the manner authorized by the laws and statutes of the State of New York subject to repayment by the person, his testator or intestate, to the extent such advances exceed the indemnification to which such person is entitled or if such person is ultimately found not entitled to indemnification under the laws and statutes of the State of New York.

        Effective January 29, 2006, we purchased a Directors and Officers Liability Policies in the aggregate amount of $35,000,000 issued by XL Specialty Insurance Company. The cost of the policies, which expire January 29, 2007, was $601,000.

        It is currently unclear as a matter of law what impact these provisions will have regarding securities law violations. The Securities and Exchange Commission takes the position that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and therefore is unenforceable.

Item 21. Exhibits

The following exhibits are filed as part of this prospectus and proxy statement:

Exhibit Number	Description

3a	Restated Certificate of Incorporation of Ampal-American Israel Corporation, dated May 28, 1997. (Filed as Exhibit 3a. to Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference).

3b	By-Laws of Ampal-American Israel Corporation as amended, dated February 14, 2002 (Filed as Exhibit 3b. to Ampal’s Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).

5.1	Opinion of Bryan Cave LLP as to the legality of securities being registered. †

13.1	Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (incorporated herein by reference).

23.1	Consent of Brightman Almagor & Co., Certified Public Accountants A member firm of Deloitte Touche Tohmatsu *	E-23.1

23.2	Consent of Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited *	E-23.2

23.3	Consent of Brightman Almagor & Co., Certified Public Accountants A member firm of Deloitte Touche Tohmatsu *	E-23.3

23.4	Consent of Kost Forer Gabbay & Kasierer Member of Ernst & Young Global *	E-23.4

23.5	Consent of Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited *	E-23.5

23.6	Consent of Fahn, Kanne & Co. Certified Public Accountants (Isr.) *	E-23.6

23.7	Consent of Kost Forer Gabbay & Kasierer Member practice of Ernst & Young Global *	E-23.7

23.8	Consent of Somekh Chaikin, Certified Public Accountants (Isr.) *	E-23.8

23.9	Consent of KPMG Somekh Chaikin- Tel Aviv *	E-23.9

23.10	Consent of KPMG Somekh Chaikin- Tel Aviv *	E-23.10

23.11	Consent of Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited *	E-23.11

23.12	Consent of Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited *	E-23.12

23.13	Consent of Kost Forer Gabbay & Kasierer Member practice of Ernst & Young Global *	E-23.13

23.14	Consent of Bryan Cave LLP (contained in Exhibit 5.1) †

23.15	Consent of Duff & Phelps LLC (contained in exhibit 99.1)

24.1	Power of Attorney (included herewith on Signature Page).

99.1	Fairness Opinion of Duff & Phelps LLC (included herewith as Annex C)

99.2	Form of Proxy for holders of 6-1/2% Cumulative Convertible Preferred Stock *

*	Filed herewith
†	To be filed by amendment

Item 22. Undertakings

        We hereby undertake as follows:

    (1)        That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2)        To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (3)        That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (4)        That every prospectus: (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (8)        To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (9)        To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this prospectus and proxy statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel, on the 29th day of March, 2006.

AMPAL-AMERICAN ISRAEL CORPORATION BY: /s/ JACK BIGIO —————————————— Jack Bigio, Chief Executive Officer and President (Principal Executive Officer)

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jack Bigio, Irit Eluz and Yoram Firon, and each or any of them, his true and lawful attorney-in-fact and to act for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this prospectus and proxy statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this prospectus and proxy statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signatures	Title	Date

/s/ YOSEF A. MAIMAN —————————————— Yosef A. Maiman	Chairman of the Board of Directors	March 29, 2006

/s/ JACK BIGIO —————————————— Jack Bigio	President & CEO, Director	March 29, 2006

/s/ LEO MALAMUD —————————————— Leo Malamud	Director	March 29, 2006

/s/ DR. JOSEPH YERUSHALMI —————————————— Dr. Joseph Yerushalmi	Director	March 29, 2006

/s/ YEHUDA KARNI —————————————— Yehuda Karni	Director	March 29, 2006

/s/ EITAN HABER —————————————— Eitan Haber	Director	March 29, 2006

/s/ MENAHEM MORAG —————————————— Menahem Morag	Director	March 29, 2006

/s/ IRIT ELUZ —————————————— Irit Eluz	CFO, Sr. Vice President - Finance and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 29, 2006

EXHIBIT INDEX

Exhibit Number	Description

3a	Restated Certificate of Incorporation of Ampal-American Israel Corporation, dated May 28, 1997. (Filed as Exhibit 3a. to Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference).

3b	By-Laws of Ampal-American Israel Corporation as amended, dated February 14, 2002 (Filed as Exhibit 3b. to Ampal's Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).

5.1	Opinion of Bryan Cave LLP as to the legality of securities being registered. †

13.1	Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (incorporated herein by reference).

23.1	Consent of Brightman Almagor & Co., Certified Public Accountants A member firm of Deloitte Touche Tohmatsu *	E-23.1

23.2	Consent of Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited *	E-23.2

23.3	Consent of Brightman Almagor & Co., Certified Public Accountants A member firm of Deloitte Touche Tohmatsu *	E-23.3

23.4	Consent of Kost Forer Gabbay & Kasierer Member of Ernst & Young Global *	E-23.4

23.5	Consent of Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited *	E-23.5

23.6	Consent of Fahn, Kanne & Co. Certified Public Accountants (Isr.) *	E-23.6

23.7	Consent of Kost Forer Gabbay & Kasierer Member practice of Ernst & Young Global *	E-23.7

23.8	Consent of Somekh Chaikin, Certified Public Accountants (Isr.) *	E-23.8

23.9	Consent of KPMG Somekh Chaikin- Tel Aviv *	E-23.9

23.10	Consent of KPMG Somekh Chaikin- Tel Aviv *	E-23.10

23.11	Consent of Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited *	E-23.11

23.12	Consent of Kesselman & Kesselman CPAs (Isr) A member of PricewaterhouseCoopers International Limited *	E-23.12

23.13	Consent of Kost Forer Gabbay & Kasierer Member practice of Ernst & Young Global *	E-23.13

23.14	Consent of Bryan Cave LLP (contained in Exhibit 5.1) †

23.15	Consent of Duff & Phelps LLC (contained in exhibit 99.1)

24.1	Power of Attorney (included herewith on Signature Page).

99.1	Fairness Opinion of Duff & Phelps LLC (included herewith as Annex C)

99.2	Form of Proxy for holders of 6-1/2% Cumulative Convertible Preferred Stock *

*	Filed herewith
†	To be filed by amendment